SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

(Amendment No. 1)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

Ruhnn Holding Limited
(Name of the Issuer)

Ruhnn Holding Limited

RUNION Holding Limited

RUNION Mergersub Limited

Min Feng

Lei Sun

Chao Shen

Ruhnn1106 Investment Limited

LEIYU Investment Limited

YangMing Investment Limited

China Himalaya Investment Limited

Shanghai Yuanqiong Enterprise Management Co., Ltd.

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

Shanghai Yuanze Enterprise Management Co., Ltd.

Taobao China Holding Limited

Eastern Bell XIII Investment Limited

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

Bilibili Inc.

Profitwise Limited

Shanghai Hechen Enterprise Management Center (Limited Partnership)

Shanghai Yingjun Enterprise Management Center (Limited Partnership)

(Name of Person(s) Filing Statement)

American Depositary Shares, each representing five Class A ordinary shares
Class A Ordinary Shares, par value US$0.000000001 per share*
(Title of Classes of Securities)

781314 109**
(CUSIP Number of Classes of Securities)

Ruhnn Holding Limited
11F, Building 2, Lvgu Chuangzhi Development Center
788 Hong Pu Road, Jianggan District,
Hangzhou, 310016, People’s Republic of China
Attention: Jacky Jinbo Wang
Tel: +86-571-2888-9393

Min Feng

Lei Sun

Chao Shen

Ruhnn1106 Investment Limited

LEIYU Investment Limited

YangMing Investment Limited

China Himalaya Investment Limited

Shanghai Yuanqiong Enterprise Management Co., Ltd.

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

Shanghai Yuanze Enterprise Management Co., Ltd.

Taobao China Holding Limited

Eastern Bell XIII Investment Limited

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

Bilibili Inc.

Profitwise Limited

Shanghai Hechen Enterprise Management Center (Limited Partnership)

Shanghai Yingjun Enterprise Management Center (Limited Partnership)

Floor 12, Building 2, Lvgu Chuangzhi Development Center, 788 Hongpu Road, Jianggan District, Hangzhou, China 310000

Attention: Min Feng
Tel: +86 571 2629 8238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Ling Huang, Esq. King & Wood Mallesons 28th Floor, China Resources Tower 2666 Keyuan South Road Nanshan District Shenzhen, Guangdong 518052 People’s Republic of China +86 755 8264 3520

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer.

☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$70,802,321.70	US$7,724.54

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares (“ADSs”), each representing five (5) class A ordinary shares, par value US$0.000000001 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$0.70 for 91,117,880 outstanding Class A Ordinary Shares of the issuer subject to the transaction plus (b) the product of options to purchase 10,173,630 Class A Ordinary Shares multiplied by US$0.69 per option share (which is the difference between the US$0.70 per Class A Ordinary Share merger consideration and the exercise price of the options of US$0.01 per Class A Ordinary Share) ((a) and (b) together, the “Transaction Valuation”).

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: US$7,724.54	Filing Party:

Ruhnn Holding Limited

RUNION Holding Limited

RUNION Mergersub Limited

Min Feng

Lei Sun

Chao Shen

Ruhnn1106 Investment Limited

LEIYU Investment Limited

YangMing Investment Limited

China Himalaya Investment Limited

Shanghai Yuanqiong Enterprise Management Co., Ltd.

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

Shanghai Yuanze Enterprise Management Co., Ltd.

Taobao China Holding Limited

Eastern Bell XIII Investment Limited

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

Bilibili Inc.

Profitwise Limited

Shanghai Hechen Enterprise Management Center (Limited Partnership)

Shanghai Yingjun Enterprise Management Center (Limited Partnership)

Form or Registration No.: Schedule 13E-3 (File No. 005-91352)	Date Filed: February 10, 2021

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This amendment No. 1 (this “Amendment”) to the transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following Persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ruhnn Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.000000001 per share (each, a “Share” and collectively, the “Shares”) that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) RUNION Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) RUNION Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Min Feng, co-founder and chairman of the board of the directors of the Company, and Ruhnn1106 Investment Limited (“Ruhnn1106”), a limited liability company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Min Feng; (e) Mr. Lei Sun, co-founder, director and chief executive officer of the Company, and LEIYU Investment Limited (“LEIYU”), a limited liability company incorporated under the laws of the British Virgin Islands with Mr. Lei Sun as the controlling person; (f) Mr. Chao Shen, co-founder and director of the Company, and YangMing Investment Limited (“YangMing”), a limited liability company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Chao Shen; (g) China Himalaya Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Himalaya”); (h) Shanghai Yuanqiong Enterprise Management Co., Ltd., a company incorporated under the laws of the People’s Republic of China (the “PRC” or “China”) (“Shanghai Yuanqiong”); (i) Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), a limited partnership incorporated under the laws of the PRC (“Shanghai Legend”); (j) Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC (“Beijing Junlian,” collectively with Shanghai Legend, “Legend Entities”); (k) Shanghai Yuanze Enterprise Management Co., Ltd., a company incorporated under the laws of the PRC (“Shanghai Yuanze”); (l) Taobao China Holding Limited, a company incorporated under the laws of Hong Kong (“Taobao”); (m) Eastern Bell XIII Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Eastern Bell”); (n) Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership), a limited partnership incorporated under the laws of the PRC (“Suzhou Qiming”); (o) Bilibili Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bilibili”); (p) Profitwise Limited., a limited liability company incorporated under the laws of the British Virgin Islands (“Profitwise”); (q) Shanghai Hechen Enterprise Management Center (Limited Partnership), a limited partnership incorporated under the laws of the PRC (“Shanghai Hechen”); and (r) Shanghai Yingjun Enterprise Management Center (Limited Partnership), a limited partnership incorporated under the laws of the PRC (“Shanghai Yingjun”). Filing Persons (b) through (r) are collectively referred to herein as the “Buyer Group.” Mr. Min Feng, Mr. Chao Shen and Mr. Lei Sun are collectively referred to herein as the “Founders.” Ruhnn1106, LEIYU, YangMing and filing persons (g) through (o) are collectively referred to as the “Rollover Shareholders.” Ruhnn1106 and filing persons (p) through (r) are collectively referred to as the “Sponsors.” This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 74 of this Transaction Statement.

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SUMMARY

This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.

The terms “we,” “us,” “our” and the “Company” as used in this Transaction Statement refer to Ruhnn Holding Limited and/or its direct and indirect subsidiaries as the context may require. The term “Board” refers to the board of directors of the Company. The term “Special Committee” refers to a special committee of independent, disinterested directors of the Company that was formed by the Board. The term “Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Shares and ADSs (each as defined below) other than Parent and Merger Sub, and directors and executive officers of the Company and of members of the Buyer Group. The terms “person” or “Person” refer to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization. References to “dollars”, “$” and “US$” in this Transaction Statement are to U.S. dollars and references to “RMB” in this Transaction Statement are to Renminbi, the lawful currency of the PRC.

The Parties Involved in the Merger

The Company

The Company is a leading internet key opinion leaders (“KOL”) facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to the Company’s vast commercial network to build the brands of fashion products. The Company pioneered the commercialization of the KOL ecosystem in China, and operates under both platform and full-service models. The Company’s platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media platforms to third-party merchants. The full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services.

The Company’s principal executive offices are located at 11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China.

The Company is the issuer of ordinary shares which, as of the date of the Merger Agreement (as defined below), consist of (i) Class A ordinary shares, with a par value of $0.000000001 per share, in the share capital of the Company, each carrying one (1) vote per share (each, a “Class A Ordinary Shares,” and collectively, the “Class A Ordinary Shares”), including the Class A Ordinary Shares represented by American depositary shares of the Company, each of which represents five (5) Class A Ordinary Shares (the “ADSs”), and (ii) Class B ordinary shares, with a par value of $0.000000001 per share, in the share capital of the Company, each carrying ten (10) votes per share (each, a “Class B Ordinary Shares,” and collectively, the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Shares” and each, a “Share”).

For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020 filed with the SEC on August 14, 2020 (the “Company’s Annual Report”), which is incorporated by reference herein. See “Where You Can Find More Information” for instructions on obtaining a copy of the Company’s Annual Report.

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Parent

Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands and jointly owned by Ruhnn1106, LEIYU and YangMing. Parent is a holding company formed solely for the purpose of holding the equity interest in Merger Sub and completing the transactions contemplated under the Merger Agreement, including the Merger. The principal business address and telephone number of Parent are c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hongpu Road, Jianggan District, Hangzhou 310000, China, +86 571 2629 8238. The registered office of Parent is located at the offices of Walkers Corporate Limited, Cayman Corporate Center, Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The Rollover Shareholders have entered into that certain rollover agreement (the “Rollover Agreement”), dated as of February 3, 2021, with Parent and Merger Sub, pursuant to which the Rollover Shareholders have irrevocably agreed to contribute their respective Shares to Merger Sub prior to the completion of the Merger (the “Closing”) in exchange for newly issued ordinary shares of Parent, such that Merger Sub will directly hold 153,954,659 Class A Ordinary Shares and 168,202,585 Class B Ordinary Shares immediately prior to the effective time of the Merger (the “Effective Time”), collectively representing approximately 94.4% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate.

Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Parent. Merger Sub is a holding company formed solely for the purpose of completing the transactions contemplated under the Merger Agreement, including the Merger. Merger Sub will directly hold 153,954,659 Class A Ordinary Shares and 168,202,585 Class B Ordinary Shares immediately prior to the Effective Time. The principal business address and telephone number of Merger Sub are c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hongpu Road, Jianggan District, Hangzhou 310000, China, +86 571 2629 8238. The registered office of Merger Sub is located at the offices of Walkers Corporate Limited, Cayman Corporate Center, Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Mr. Min Feng and Ruhnn1106

Mr. Min Feng is the co-founder and chairman of the Board. Mr. Min Feng is a citizen of the PRC.

Ruhnn1106 is an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Min Feng is the sole shareholder of Ruhnn1106. The address of residence and telephone number of Mr. Min Feng are Room 1202, Unit 2, Building 5, Baiyunyuan, Lijiang Apartment, Jianggan District, Hangzhou, Zhejiang Province, China, +86 571 2629 8238. The principal business address and telephone number of Ruhnn1106 are Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands, +1 284 852 3810.

Mr. Lei Sun and LEIYU

Mr. Lei Sun is the co-founder, director and chief executive officer of the Company. Mr. Lei Sun is a citizen of the PRC.

LEIYU is an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Lei Sun is the controlling person of LEIYU. The address of residence and telephone number of Mr. Lei Sun are Room 502, Unit 3, Building 3, Jinhongyuan, Jiubao Greentown Lijiang Apartment, Jianggan District, Hangzhou, Zhejiang Province, China, +86 571 2629 8238. The principal business address and telephone number of LEIYU are Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands, +1 284 852 3810.

Mr. Chao Shen and YangMing

Mr. Chao Shen is the co-founder and director of the Company. Mr. Chao Shen is a citizen of the PRC.

YangMing is an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Chao Shen is the sole shareholder of YangMing. The address of residence and telephone number of Mr. Chao Shen are Room 1602, Building 8, 88 Center, Lane 125, Changningzhi Road, Changning District, Shanghai, China, +86 571 2629 8238. The principal business address and telephone number of YangMing are Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands, +1 284 852 3810.

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Himalaya

Himalaya is an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands wholly owned by Ms. Yi Zhang, who is a citizen of the PRC.

The principal business address and telephone number of Himalaya are c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Island, +1 284 852 3810.

Shanghai Yuanqiong

Shanghai Yuanqiong is a limited liability company incorporated in the PRC, which is an investment holding vehicle and a subsidiary of Xiamen Saif Equity Investment Partnership (Limited Partnership) (“Xiamen Saif”). Xiamen Saif is a limited partnership incorporated in the PRC, which is an investment holding vehicle and is controlled by its general partner, Tianjin Saif Shengyuan Investment Management Center (Limited Partnership) (“Tianjin Saif”). Tianjin Saif is a limited partnership incorporated in the PRC, which is an investment holding vehicle and is controlled by its general partner, Tianjin Himalaya Investment Consulting Co., Ltd. (“Tianjin Himalaya”), which is a limited liability company incorporated in the PRC and is an investment holding vehicle.

The principal business address and telephone number of Shanghai Yuanqiong are Floor 1, No. 251 Yaohua Road, China (Shanghai) Pilot Free Trade Zone, China, +86 21 6295 2768. The principal business address and telephone number of Xiamen Saif are Room 1520, 15th Floor, Financial Center Building, Siming District, Xiamen, China, +86 21 6295 2768. The principal business address and telephone number of Tianjin Saif and Tianjin Himalaya are C30 of Unit 903, Block 9, TEDA MSD-G1, 57 Second Avenue, Tianjin Economic and Technological Development Zone, China, +86 21 6295 2768.

Legend Entities

Shanghai Legend is a limited partnership formed in the PRC, which is an investment holding vehicle. Beijing Junlian is a limited partnership formed in the PRC, which is an investment holding vehicle. Both Shanghai Legend and Beijing Junlian are controlled by their general partner, Beijing Junlian Tongdao Investment Management Partnership (Limited Partnership) (“Junlian Tongdao”). Junlian Tongdao is a limited partnership formed in the PRC, which is an investment holding vehicle and is controlled by its general partner, Junlian Capital (Shenzhen) Management Co., Ltd. (“Junlian Shenzhen”). Junlian Shenzhen is a limited liability company formed in the PRC, which is an investment holding vehicle and is wholly owned by Junlian Capital Management Co., Ltd. (“Junlian Capital”). Junlian Capital is a limited liability company incorporated in the PRC, which is an investment holding vehicle and is majority-owned by Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership) (“Beijing Juncheng”). Beijing Juncheng is a limited partnership formed in the PRC, which is an investment holding vehicle and is controlled by its general partner Beijing Junqi Jiarui Enterprise Management Co., Ltd. (“Beijing Junqi”). Beijing Junqi is an investment holding vehicle and is controlled by its board of directors.

The principal business address and telephone number of Shanghai Legend, Beijing Junlian, Junlian Tongdao, Junlian Shenzhen, Junlian Capital, Beijing Juncheng and Beijing Junqi are 16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, the PRC, +86 10 8913 9767.

Shanghai Yuanze

Shanghai Yuanze is a limited liability company incorporated in the PRC, which is an investment holding vehicle and is majority-owned by Xinjiang Yuanjing Hezhi Equity Investment Partnership (Limited Partnership) (“Xinjiang Yuanjing”). Xinjiang Yuanjing is a limited partnership incorporated in the PRC, which is an investment holding vehicle and is controlled by its general partner, Zhoushan Yuanjing Hezhi Equity Investment Partnership Corporation (Limited Partnership) (“Zhoushan Yuanjing”). Zhongshan Yuanjing is a limited partnership incorporated in the PRC and is an investment holding vehicle.

The principal business address and telephone number of Shanghai Yuanze, Xinjiang Yuanjing and Zhoushan Yuanjing are 708, Parkview Place, No. 2 East 4th Ring North Road, Chao Yang District, Beijing, China, +86 10 6433 7988.

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Taobao

Taobao is a limited liability company incorporated in Hong Kong, which is an investment holding vehicle and is wholly owned by Taobao Holding Limited (“Taobao Holding”). Taobao Holding is an exempted company incorporated in the Cayman Islands, which is an investment holding vehicle and is wholly owned by Alibaba Group Holding Limited (“Alibaba”). Alibaba is a public company listed on the New York Stock Exchange (NYSE: BABA), whose principal businesses are core commerce, cloud computing, digital media and entertainment, and innovation initiatives.

The principal business address and telephone number of Taobao, Taobao Holding and Alibaba are 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, China, +86 571 8502 2088.

Eastern Bell

Eastern Bell is a company organized and existing under the laws of the British Virgin Islands, which is an investment holding vehicle.

The principal business address and telephone number of Eastern Bell are 7C East Hope Plaza, No. 1777 Century Avenue, Pudong, Shanghai, the PRC, +86 15821777136.

Suzhou Qiming

Suzhou Qiming is a limited partnership formed in the PRC, which is an investment holding vehicle and is controlled by its general partner, Suzhou Qicheng Investment Management Partnership Enterprise (Limited Partnership) (“Suzhou Qicheng”). Suzhou Qicheng is a limited partnership incorporated in the PRC and is an investment holding vehicle.

The principal business address and telephone number of Suzhou Qiming and Suzhou Qicheng are Room 203, Building 14, Dongshahu Equity Investment Center, No. 183 Suhong East Road, Suzhou Industrial Park, Suzhou, Jiangsu Province, China, +86 021 6101 6522.

Bilibili

Bilibili is an exempted company incorporated in the Cayman Islands, which is a public company listed on the Nasdaq Stock Market under the symbol “BILI,” whose principal businesses are full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, mobile games and live broadcasting.

The principal business address and telephone number of Bilibili are Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, China, +86 21 2509 9255.

Profitwise

Profitwise is a company organized and existing under the laws of the British Virgin Islands, which is an investment holding vehicle.

The principal business address and telephone number of Profitwise are Building A, Block C, Huanglong Century Plaza, No. 1, Hangdalu, Hangzhou, the PRC, +86 571 8790 1881.

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Shanghai Hechen

Shanghai Hechen is a limited partnership incorporated in the PRC, which is an investment holding vehicle.

The principal business address and telephone number of Shanghai Hechen are West Building, No. 2218 Hunan Road, 18F, Pudong New District, Shanghai, China, +86 571 8724 0000.

Shanghai Yingjun

Shanghai Yingjun is a limited partnership incorporated in the PRC, which is an investment holding vehicle.

The principal business address and telephone number of Shanghai Yingjun are West Building, No. 2218 Hunan Road, 18F, Pudong New District, Shanghai, China, +86 571 8724 3777.

The Merger Agreement and the Plan of Merger

On February 3, 2021, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the “Merger Agreement”), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). Following satisfaction of the conditions under the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) through a “short-form” merger in accordance with Part XVI and in particular Section 233(7) of the Companies Act (2021 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.

The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached to this Transaction Statement as Exhibit (d)(1). Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.

The Merger

At the Effective Time, Merger Sub will merge with and into the Company through a short-form merger in accordance with Part XVI and in particular section 233(7) of the Cayman Islands Companies Act. We expect the Merger to take place soon after 20 days following the date of the mailing of this Transaction Statement to the Company’s shareholders, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement. Following the Effective Time of the Merger, ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly-traded company and will be a privately-held, direct wholly owned subsidiary of Parent.

Merger Consideration

Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), Shares represented by ADSs and Dissenting Shares (as defined below)) will be cancelled in exchange for the right to receive US$0.70 in cash per Share without interest (subject to adjustment as described below) (the “Per Share Merger Consideration”); (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$3.50 in cash per ADS without interest (subject to adjustment as described below) (the “Per ADS Merger Consideration”) (less US$0.05 per ADS cancellation fees and US$0.05 per ADS cash distribution fees pursuant to the terms of the deposit agreement (the “Deposit Agreement”), dated as of April 5, 2019, by and among the Company, Citibank, N.A., as depositary for ADSs (the “Depositary”), and all beneficial owners and holders from time to time of ADSs issued thereunder).

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The Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, will be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs, as applicable, effectuated after the date of the Merger Agreement and prior to the Effective Time (but excluding any change that results from any exercise of Company Options (as defined below) to purchase Shares), and to provide the holders of Shares or ADSs, as applicable, with the same economic effect as contemplated by the Merger Agreement prior to such event and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable (the “Consideration Adjustment”).

The “Excluded Shares” are, collectively, Shares (including Shares represented by ADSs) (a) beneficially owned by Parent or Merger Sub, (b) beneficially owned by any of the Founders, the Rollover Shareholders, and any of their respective affiliates, in each case, to be contributed to Merger Sub prior to the Effective Time pursuant to the Rollover Agreement, (c) held by the Company or any of its subsidiaries (or held in the Company’s treasury, if any), and (d) held by the Depositary, the Company or the Company’s directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives (“Representatives”), and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options.

Treatment of Company Options

Each option to purchase Shares granted under the Company’s 2019 equity incentive plan adopted by the Company in March 2019 (the “Company Equity Plan”) in accordance with its terms (each, a “Company Option”) that is vested, outstanding and unexercised immediately prior to the Effective Time, will be cancelled and, without any action by the holder of such Company Option, automatically and immediately converted into the right to receive in exchange therefor an amount of cash (the “Option Consideration”) equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share underlying such Company Option (the “Exercise Price”), multiplied by (ii) the number of Shares underlying such Company Option (assuming such holder exercises such vested Company Option in full immediately prior to the Effective Time), which amount will be paid as promptly as practicable following the Effective Time (but in any event no later than the next regularly scheduled employee payroll date of such holder) by the Surviving Company; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option will be cancelled without any payment therefor.

Each Company Option unvested or otherwise not exercisable immediately prior to the Effective Time will be cancelled without any consideration.

Treatment of Dissenting Shares

All Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who will have validly delivered and not effectively withdrawn a Dissent Notice (as defined below), or have not otherwise lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Cayman Islands Companies Act (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be cancelled at the Effective Time and the Dissenting Shareholders will not be entitled to receive the Per Share Merger Consideration and will instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

After receipt of a copy of the Plan of Merger, and in any event prior to the expiry of 20 days after receipt of a copy of the Plan of Merger, any shareholder that wishes to exercise its Dissenters’ Rights (as defined below) must deliver written notice to the Company as contemplated by Section 238(5) of the Cayman Islands Companies Act setting out (A) the Dissenting Shareholder’s name and address, (B) the number and classes of its Dissenting Shares (which must be all of the shares in the Company of which the Dissenting Shareholder is the registered holder), and (C) a demand for payment of the fair value of such Dissenting Shares (each such notice, a “Dissent Notice”) and, if validly served, will be deemed to be written notice of an election to dissent with regard to the relevant Dissenting Shares for the purposes of Section 238(5) of the Cayman Islands Companies Act.

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The Company will give Parent (i) prompt notice of any Dissent Notice or any other demands for appraisal or written offers as received by the Company, written withdrawals of Dissent Notices or any other such notices received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to participate in negotiations and proceedings with respect to any such notice or demand for appraisal under the Cayman Islands Companies Act. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

For the avoidance of doubt, all Shares held by Dissenting Shareholders who have not validly exercised or who have effectively withdrawn or lost their Dissenters’ Rights under Section 238 of the Cayman Islands Companies Act will thereupon not be Dissenting Shares and will be cancelled and cease to exist as of the Effective Time, and will be converted at the later of (i) the Effective Time, and (ii) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Merger Sub and Parent and representations and warranties made by Merger Sub and Parent to the Company as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to Unaffiliated Security Holders, and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other parties prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by reference to (a) all documents filed by the Company with the SEC or furnished to the SEC prior to the date of the Merger Agreement, other than in “risk factors” or any language in such filings to the extent they are cautionary, predictive or forward-looking in nature, and (b) any information of which Parent, Merger Sub, the Founders, the Rollover Shareholders or any of their respective affiliates or Representatives has knowledge prior to the date of the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (“Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole; provided, however, that no Effects arising out of, relating to or resulting from any of the following will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (ii) changes in generally accepted accounting principles in the United States (“GAAP”) or any interpretation thereof after the date of the Merger Agreement, (iii) changes that are the result of factors generally affecting the principal industries in which the Company and its subsidiaries operate, (iv) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable law of or by any governmental entity, (v) geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19), epidemic or other public health crises, other force majeure events or other comparable events or outbreaks, including any worsening of such conditions thereof, (vi) any announcement, disclosure, pendency or consummation of the transaction contemplated under the Merger Agreement, including any initiation of shareholder litigation or any other legal proceeding relating to the Merger Agreement or the transaction contemplated under the Merger Agreement, (vii) any action taken by the Company or any of its subsidiaries at the request or with the consent of Parent, Merger Sub, the Founders, or any affiliate of the Rollover Shareholders who holds any management position in the Company or any of its subsidiaries or otherwise contemplated or permitted by the Merger Agreement, (viii) the failure by the Company or any of its subsidiaries to take any action at the request or with the consent of Parent, Merger Sub or the Founders, (ix) any breach of the Merger Agreement, the Rollover Agreement, the Subscription Agreement (as defined below) and the Limited Guarantees (as defined below) (together the “Transaction Documents”) by Parent, Merger Sub, the Founders, the Rollover Shareholders, the Sponsors or any of their respective affiliates, (x) any failure to meet any internal or public projections, plans, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” will be taken into account) (xi) any decline in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such decline that are not otherwise excluded from the definition of a “Material Adverse Effect” will be taken into account), or (xii) any change or prospective change in the Company’s credit ratings; provided, further, that Effects set forth in clauses (i), (ii), (iii) and (v) above may be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants affected by such events that are in the principal industries and geographic markets in which the Company and its subsidiaries conduct their businesses (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

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The representations and warranties made by the Company to Merger Sub and Parent include representations and warranties relating to, among other matters:

•	due organization, valid existence and good standing of the Company and its subsidiaries, and authority of the Company and its subsidiaries to carry on their respective business;

•	capitalization of the Company, including with respect to the number and type of Shares, and grant of the Company Options in material compliance with the terms and conditions of the relevant Company Equity Plan and the rules and regulations of The Nasdaq Global Select Market (“NASDAQ”);

•	due execution of the Merger Agreement by the Company, and the power and authority of the Company to execute and deliver, and perform its obligations under, the Merger Agreement and the Plan of Merger;

•	the Board having approved the Merger Agreement, the Plan of Merger, and the related transactions;

•	there being no required consents and approvals relating to the Company’s execution and delivery, or performance of its obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

•	the Company having filed with or furnished to the SEC since April 3, 2019 all documents required under the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the SEC thereunder;

•	the Company’s audited and unaudited financial statements filed with or furnished to the SEC since April 3, 2019 having been prepared in accordance with GAAP and having presented fairly, in all material respects, the financial position, results of operations, shareholders’ equity, and cash flows of the Company as of and for the periods presented;

•	as of the date of the Merger Agreement, the Company having not received any comments from the staff of SEC with respect to any of the documents filed with or furnished to the SEC by the Company that remain unresolved, or received any inquiry or information request from the staff of the SEC as of the date of the Merger Agreement as to any matters materially affecting the Company that has not been adequately addressed;

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•	the absence of undisclosed liabilities of the Company and its subsidiaries, other than those incurred after September 30, 2020 in the ordinary course of business consistent with past practice, incurred under the Merger Agreement or that would not reasonably be expected to have a Material Adverse Effect;

•	the Company and its subsidiaries having been conducted the businesses in compliance with laws and maintained material company permits;

•	the Company having conducted its business in the ordinary course and consistent with past practice, and no event having occurred that had or would be reasonably expected to have a Material Adverse Effect, since September 30, 2020 through the date of the Merger Agreement;

•	the absence of litigation, suit, claim, action, proceeding or investigation pending or threatened against the Company or any of its subsidiaries or their property or asset that would reasonably be expected to prevent or materially delay or impair the completion of the Merger, other than certain enumerated action;

•	the Company Equity Plan being maintained in compliance with applicable law, and no payment due to any current or former director or employee, no increase of any benefits and no acceleration of the payment or vesting of any benefits under the Company Equity Plan resulting from execution of the Merger Agreement;

•	none of the information supplied or to be supplied in writing by or on behalf of the Company or any of its subsidiaries for inclusion or incorporation by reference in this Transaction Statement will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

•	the Special Committee having received the opinion of Duff & Phelps, LLC (“Duff & Phelps”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs representing the Excluded Shares), are fair, from a financial point of view, to such holders;

•	the absence of any broker’s, finder’s, or financial advisory fees, other than the fees of Duff & Phelps; and

•	the absence of any other representations and warranties by the Company, other than the representations and warranties made by the Company in the Merger Agreement.

The representations and warranties made by Merger Sub and Parent to the Company include representations and warranties relating to, among other matters:

•	their due organization, existence and good standing;

•	the capitalization of Parent and Merger Sub, including with respect to the number and type of shares, and absence of prior activities;

•	their due execution of the Merger Agreement and their power and authority to execute and deliver, and perform their obligations under, the Merger Agreement and the Plan of Merger;

•	there being no required consents and approvals relating to Merger Sub’s or Parent’s execution and delivery of, or performance of their obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

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•	the sufficiency of funds for Parent, Merger Sub and the Surviving Company to pay (i) the merger consideration and the aggregate Option Consideration (collectively, the “Aggregate Merger Consideration”) and (ii) any other amounts required to be paid in connection with the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”) and all related fees and expenses;

•	delivery by each of the Sponsors of the duly executed Limited Guarantees;

•	the absence of litigation, judicial or administrative proceedings, or governmental orders;

•	none of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in this Transaction Statement will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

•	the absence of any broker’s, finder’s, or financial advisory fees;

•	the solvency of the Surviving Company and no intention of Parent and Merger Sub to hinder, delay or defraud either present or future creditors;

•	the ownership of Shares by Parent, Merger Sub, the Founders, the Rollover Shareholders and the Sponsors; and

•	other than the Rollover Agreement, the limited guarantees in favor of the Company pursuant to which each Sponsor is guaranteeing certain obligations of Parent and Merger Sub under the Merger Agreement (the “Limited Guarantees”), certain executed subscription agreement entered into by and among Parent and the Sponsors (the “Subscription Agreement”) and certain executed loan agreement entered into between Vista Associates Corporation (“Vista”) and Ruhnn1106 (the “Loan Agreement”) pursuant to which Vista will extend a loan to Ruhnn1106 to be used exclusively to pay for Ruhnn1106’s subscription under the Subscription Agreement, there are no agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub the Founders, the Rollover Shareholders, the Sponsors or any of their affiliates, on the one hand, and any of the Company’s or its subsidiaries’ directors, officers, employees or shareholders (excluding the Founders and the Rollover Shareholders), on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, (iii) pursuant to which any shareholder of the Company has agreed to vote to approve the Merger Agreement or the Merger or has agreed to vote against any Superior Proposal (as defined below), or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger or other Transactions.

Conduct of Business Pending the Merger

The Company has agreed that between the date of the Merger Agreement and the Effective Time or the date, if any, on which the Merger Agreement is terminated, except (a) as expressly required by the Transaction Documents; (b) as required by applicable law; or (c) as consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company (i) will (and will cause its subsidiaries to) conduct its business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve substantially intact its business organization, and maintain in all material respects its existing relations with customers, suppliers and creditors; (ii) will (and will cause its subsidiaries to) use commercially reasonable efforts to, keep available the services of their current officers and key employees; and (iii) will not (and will not permit any of its subsidiaries to) take any action that is intended or would reasonably be expected to, result in any of the conditions to the Merger under the Merger Agreement not being satisfied or fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

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No Solicitation

The Company has agreed that the Company will, and will cause each of its subsidiaries and instruct each of their respective Representatives acting in such capacity, (i) to immediately cease any solicitations, discussions or negotiations with any persons that may be ongoing in furtherance or for the purpose of encouraging or facilitating a Competing Proposal (as defined below); (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) not to (A) solicit, initiate, knowingly encourage or facilitate the making of any proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal; (B) enter into or continue any discussions or negotiations with the intent of encouraging any proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal, or furnish to any other Person any non-public information with the intent of encouraging any proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal; (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement, agreement in principle or other similar arrangement contemplating or otherwise relating to a Competing Proposal; or (D) agree to do any of the foregoing.

The Company has also agreed that neither the Board nor the Special Committee may take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

Notwithstanding the foregoing restrictions, if, the Company or any of its Representatives receives a  bona fide  Competing Proposal from any person or group of persons, which Competing Proposal did not arise or result from the Company's breach of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with its financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that such Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal or that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then the Board or the Special Committee may directly or indirectly through the Representatives of the Company (A) furnish, pursuant to a confidentiality agreement entered into by and between the Company and such person or group of persons who has made such Competing Proposal which contains terms that are no less favorable in the aggregate to the Company than those contained in the confidentiality requirement under the Merger Agreement, information (including non-public information) with respect to the Company and its subsidiaries to the person or group of persons who has made such Competing Proposal, and (B) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Competing Proposal.

The Company has agreed to notify Parent promptly (but in no event later than forty-eight (48) hours) after its receipt of any written Competing Proposal, or any written request for nonpublic information relating to the Company or any of its subsidiaries by any person that informs the Company or any of its subsidiaries that it is considering making, or has made, a Competing Proposal, or any written inquiry from any person seeking to have discussions or negotiations with the Company or any of its subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice will be in writing, and will indicate the identity of the person making the Competing Proposal, inquiry or request and providing copies of such written Competing Proposal, inquiry or request. The Company agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits it from providing any information to Parent in accordance with the Merger Agreement.

A “Competing Proposal” means any proposal or offer from any person (other than the Founders, the Rollover Shareholders, Parent and Merger Sub) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Shares (including Shares represented by ADSs); (iii) tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of the outstanding Shares (including Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing; in each case, other than the Transactions.

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Notwithstanding the foregoing restrictions, prior to the closing of the Merger (the “Closing”), the Board (acting at the direction of the Special Committee) may change, withhold, withdraw, qualify or modify, or resolve to change, withhold, withdraw, qualify or modify, in a manner may be adverse to Parent or Merger Sub, any recommendation or approval that the Board or the Special Committee has previously made or resolved (a “Change in Recommendation”), and/or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as defined below) in response to a Competing Proposal not solicited in violation of the provisions of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with its financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that (i) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law or (ii) such Competing Proposal constitutes a Superior Proposal; provided that (A) the Board (or any committee thereof, including the Special Committee) has notified Parent in writing at least 5 business days before taking such action of the determination of the Board (acting at the direction of the Special Committee) that such Competing Proposal constitutes a Superior Proposal, if applicable, and its intention of taking such action (which notice will include the identity of the third party making the relevant Superior Proposal, a copy of the most current version of such Superior Proposal, the relevant proposed transaction agreements and a copy of any financing commitments relating thereto, if available to the Board, and a written summary of the material terms of such Superior Proposal not made in writing); and (B) during the five (5) business day period, the Special Committee will, and will cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement or other Transaction Documents so that the relevant Competing Proposal ceases to constitute a Superior Proposal, (C) following the end of such notice period, the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel as the Special Committee considers (in its sole discretion) as appropriate or desirable, that the Competing Proposal would continue to constitute a Superior Proposal if such revisions proposed by Parent in writing were to be given effect; provided, further, that in the event of any material change to any material term of the Competing Proposal, the Company, in each case, has delivered to Parent an additional notice consistent with that described in clause (A) above and the notice period in clause (A) has recommenced and the conditions in clauses (B) and (C) have occurred again, except that the notice period will be a period for at least 3 business days rather than a period for at least 5 business days otherwise contemplated by clause (A) above.

A “Superior Proposal” means any bona fide written Competing Proposal that the Board determines in good faith judgment, acting at the direction of the Special Committee after consultation with its independent financial advisor and outside legal counsel as it considers as appropriate or desirable, and taking into account such factors as the Special Committee considers appropriate, which may include the legal, financial, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to the Company and the Company’s shareholders (other than holders of Excluded Shares) than the Transactions (taking into account, as the case may be, any revisions to the terms of the Merger Agreement proposed by Parent in writing in response to such proposal prior to the time of determination); provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Competing Proposal will be deemed to be references to “50%”; provided, further, that any such offer will not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the person making such proposal or if the receipt of any such financing is a condition to the consummation of such transaction.

An “Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the confidentiality requirements under the Merger Agreement) (A) constituting or that would reasonably be expected to lead to any Competing Proposal or (B) requiring the Company to abandon, terminate or fail to consummate Transactions.

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Notwithstanding anything to the contrary under the Merger Agreement, prior to the Closing, the Board (acting at the direction of the Special Committee) or the Special Committee may effect a Change in Recommendation and/or authorize the Company to terminate the Merger Agreement (other than in response to a Superior Proposal) (such a termination, the “Intervening Event Termination”) if and only if (i) any development, fact, event, change, effect, occurrence or circumstance that was not known to, or, if known, the consequences of which were not reasonably foreseeable by, the Special Committee prior to execution of the Merger Agreement, that becomes known to the Board or the Special Committee after execution of the Merger Agreement and prior to the Closing (an “Intervening Event”); provided that in no event will the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or (y) any change in the price of the Shares or the ADSs (provided that the exception to this clause (y) will not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Board has first reasonably determined, acting at the direction of the Special Committee in good faith after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, (iii) at least 5 business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action which notice will contain information about the Intervening Event in reasonable detail, (iv) during such five (5) business day period, the Special Committee has considered in good faith and, if requested by Parent in writing, engaged in good faith discussions with Parent regarding, any revisions to the Merger Agreement proposed in writing by Parent, and (v) the Board (acting at the direction of the Special Committee) or the Special Committee, following such notice period, again has determined in good faith, after consultation with its financial advisor and outside legal counsel as the Special Committee considers (in its sole discretion) as appropriate or desirable, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law in light of the Intervening Event.

Directors’ and Officers’ Indemnification and Insurance

Parent has agreed that it will, and will cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its subsidiaries to the extent permissible under applicable law, the organizational or governing documents of the Company and such subsidiary, in each case, as in effect on the date of the Merger Agreement and any indemnification or other similar agreements in effect on the date thereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such organizational or governing documents or Indemnification Agreements (including each member of the Special Committee and each other present and former director and officer of the Company, and any individual who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of the Merger Agreement and the transaction contemplated under the Merger Agreement.

Parent has agreed that, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent will, and will cause the Surviving Company to, comply with all of the Company’s obligations to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) the Merger Agreement and any of the transaction contemplated under the Merger Agreement; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees and expenses) of any Covered Person. Parent and the Surviving Company (x) will not be liable for any settlement effected without their prior written consent (which consent will not be unreasonably withheld, delayed or conditioned); (y) will not have any obligation under the Merger Agreement to any Covered Person to the extent that a court of competent jurisdiction determines in a final and non-appealable order that such indemnification is prohibited by applicable law, in which case the Covered Person will promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

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The organizational and governing documents of the Surviving Company will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the organizational and governing documents of the Company as in effect on the date of the Merger Agreement and Parent will cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner, unless such modification is required by applicable law. From and after the Effective Time, any agreement of any Covered Person with the Company or any of its subsidiaries regarding exculpation or indemnification of liability or advancement of expenses will be assumed by the Surviving Company and will survive the Merger and continue in full force and effect in accordance with its terms.

For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided that Parent is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent will maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, that if the Company in its sole discretion elects, by giving written notice to Parent at least 5 business days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company may purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage will have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects will be comparable to such existing coverage); provided, further, that the annual premium may not exceed the Base Premium.

Certain Additional Covenants

The Merger Agreement also contains covenants of the Company, on the one hand, and Merger Sub and Parent, on the other hand, relating to, among other matters:

•	the filing of this Transaction Statement with the SEC and cooperation in response to any comments from the SEC with respect to this Transaction Statement;

•	reasonable access by Parent and its authorized Representatives to the Company’s contracts, books, records, management, offices and other facilities and properties;

•	use its reasonable best efforts, and cause its subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the Transactions;

•	use of reasonable best efforts to obtain any third party consents necessary or required to consummate the Transactions;

•	notification of certain matters in connection with the Transactions;

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•	cooperation with the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with Transactions;

•	consultation with respect to press releases relating to the Merger Agreement and the Transactions;

•	dealing with takeover statutes;

•	actions by Parent or Merger Sub;

•	participation in litigation relating to the Merger Agreement and the Transactions;

•	delisting of ADSs from NASDAQ and the termination of the registration of the Shares and ADSs under the Exchange Act;

•	amendments to the Transaction Documents;

•	resignation of the directors of the Company or any of its subsidiaries designated by Parent; and

•	if and to the extent that the Company has available unrestricted cash in U.S. dollars in a U.S. bank account at or prior to the Effective Time (“Available Cash”), the Company will, upon reasonable written request of Parent at least 5 business days prior to the proposed closing date, deposit or cause to be deposited a portion of the Available Cash (the “Deposited Available Cash”) with the Paying Agent (as defined below) at or reasonably prior to the Effective Time as a source of funds for the payment of the Aggregate Merger Consideration, provided that (i) any failure by the Company to deposit or cause to be deposited all or any portion of the Available Cash will not constitute a breach of any agreement or covenant herein, will not give rise to a failure of any condition to Parent’s or Merger Sub’s obligation to consummate the Merger, (ii) the Company and its subsidiaries will have no liability to Parent or Merger Sub to pay any Company Termination Fee (as defined below) or other damages solely by reason of the Company’s failure to deposit or cause to be deposited all or any portion of the Available Cash for any reason, (iii) the Company will not be obligated to deposit or cause to be deposited any portion of the Available Cash to the extent the deposit thereof would render the Company or any of its subsidiaries, or the Company and its subsidiaries on a consolidated basis, to be insolvent, or leave the Company or any of its subsidiaries, or the Company and its subsidiaries on a consolidated basis, with an amount less than a normalized level of working capital, and (iv) Parent will cause the Paying Agent to immediately refund and deliver to the Company all of the Deposited Available Cash if the Effective Time has not occurred within 3 business days following such deposit by the Company.

Conditions to the Merger

The respective obligations of the Company, Merger Sub and Parent to effect the Merger are subject to the satisfaction on or prior to the date of the Closing of the following conditions (any or all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable law and the Merger Agreement):

•	no law, statute, rule or regulation having been enacted or promulgated by any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of Transactions;

•	no order or injunction of a court or governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) being in effect which prevents the consummation of the Transactions in any material respect; and

•	not less than 20 days having elapsed following the date when this Transaction Statement is first mailed to the Company's shareholders.

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The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the date of the Closing of each of the following additional conditions:

•	(i) the representations and warranties of the Company set forth in Sections 4.1, 4.2(a), 4.3, 4.4 and 4.14 of the Merger Agreement being true and correct in all respects (except for de minimis inaccuracies in the case of Section 4.2(a)) as of the date of the Merger Agreement and as of the date of the Closing with the same force and effect as if made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified time, which is true and correct only as of such time); and (ii) each of the other representations and warranties of the Company contained in the Merger Agreement is true and correct in all material respects (without regard to any qualification as to materiality or Material Adverse Effect included therein) as of the date of the Merger Agreement and as of the date of the Closing with the same force and effect as if made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified time, which is true and correct in all material respects only as of such time); and Parent having received a certificate signed on behalf of the Company by a director or a senior executive officer of the Company to such effect on the date of the Closing;

•	Company having performed or complied in all material respects with all covenants, agreements or obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time, and Parent having received a certificate signed on behalf of the Company by a director or a senior executive officer of the Company to such effect on the date of the Closing; and

•	since the date of the Merger Agreement, no Material Adverse Effect having occurred and continuing.

The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the date of the Closing of each of the following additional conditions:

•	Each of the representations and warranties of Parent and Merger Sub set forth in Sections 5.1, 5.2, 5.3, 5.4 and 5.10 of the Merger Agreement being true and correct in all respects (without regard to any qualification as to materiality or Material Adverse Effect included therein) as of the date of the Merger Agreement and as of the date of the Closing with the same force and effect as if made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified time, which is true and correct only as of such time) and (ii) each of the other representations and warranties of Parent and Merger Sub contained in the Merger Agreement is true and correct in all material respects (without regard to any qualification as to materiality or Material Adverse Effect included therein) as of the date of the Merger Agreement and as of the date of the Closing with the same force and effect as if made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified time, which is true and correct in all material respects only as of such time); and the Company having received a certificate signed on behalf of Parent and Merger Sub by a director of Parent to the foregoing effect; and

•	Parent and Merger Sub having performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time, and the Company having received a certificate signed on behalf of Parent and Merger Sub by a director of Parent to such effect.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Transactions may be abandoned only prior to the Effective Time under the following circumstances:

•	by mutual written consent of Parent and the Company (acting at the direction of the Special Committee);

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•	by either Parent or the Company (acting at the direction of the Special Committee), if the Effective Time has not occurred by 11:59 PM, Hong Kong time on November 3, 2021 (the “End Date”); provided that the right to terminate the Merger Agreement will not be available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under the Merger Agreement has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the End Date or the applicable condition(s) being satisfied;

•	by either the Company (acting at the direction of the Special Committee) or Parent, if a governmental entity of competent jurisdiction has issued a final, non-appealable order in each case having the effect of preventing or prohibiting the consummation of the Transactions; provided that the right to terminate the Merger Agreement will not be available to any party if the issuance of such final, non-appealable order was primarily due to such party’s failure (or, in the case of Parent, the failure of Parent or Merger Sub) to comply with any provision of the Merger Agreement in any material respect, provided further that the party seeking to terminate the Merger Agreement has used such standard of efforts as may be required under the Merger Agreement to prevent, oppose and remove such restraint, injunction or other prohibition;

•	by either Parent or the Company (acting at the direction of the Special Committee), if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach or failure would result in the corresponding closing condition regarding accuracy of such representations and warranties or compliance with covenants not being satisfied, and such breach or failure of a condition is not curable prior to the End Date, or if curable prior to the End Date, has not been cured prior to the earlier of (x) expiration of a thirty (30) calendar day period commencing on the receipt of notice thereof by the defaulting party from the non-defaulting Party stating the non-defaulting Party’s intention to terminate the Merger Agreement and the basis of such termination, and (y) the End Date; provided that the Merger Agreement may not be terminated by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

•	by Parent, if the Board or the Special Committee has effected a Change in Recommendation (other than a Change in Recommendation relating to an Intervening Event);

•	by the Company (acting at the direction of the Special Committee) in response to a Competing Proposal; provided that, substantially concurrently with such termination of the Merger Agreement, the Company enters into an Alternative Acquisition Agreement;

•	by the Company if (i) all of the conditions for Parent and Merger Sub to effect the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions for the Company to effect the Merger have been satisfied, or that it is willing to waive any unsatisfied condition for the Company to effect the Merger, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within 10 business days following its receipt of the written notice from the Company; or

•	by the Company as a result of an Intervening Event Termination.

Termination Fees

In the event that the Merger Agreement is terminated by (i) Parent in the case of a breach by the Company that would result in the conditions for Parent and Merger Sub to effect the Merger not being satisfied; (ii) Parent if the Board or the Special Committee has effected a Change in Recommendation (other than a Change in Recommendation relating to an Intervening Event); (iii) the Company in response to a Competing Proposal, provided that, substantially concurrently with such termination of the Merger Agreement, the Company enters into an Alternative Acquisition Agreement; or (iv) the Company as a result of an Intervening Event Termination, the Company will pay, or cause to be paid, to Parent or one or more of its designees an amount in cash equal to $3,000,000 (the “Company Termination Fee”).

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In the event that the Merger Agreement is terminated by the Company in the case of a breach by Parent or Merger Sub that would result in the conditions for the Company to effect the Merger not being satisfied, Parent will pay or cause to be paid, to Company or one or more of its designees an amount in cash equal to $6,000,000 (the “Parent Termination Fee”). In the event the Company terminates the Merger Agreement when (i) all of the conditions for Parent and Merger Sub to effect the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions for the Company to effect the Merger have been satisfied, or that it is willing to waive any unsatisfied condition for the Company to effect the Merger, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within 10 business days following its receipt of the written notice from the Company, the Parent Termination Fee will be $9,000,000.

Amendment

The Merger Agreement may be amended, modified and supplemented, by written agreement of the Company, Merger Sub and Parent by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their respective sole director; and (ii) with respect to the Company, by the Board acting at the direction of the Special Committee. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

Remedies and Limitations on Liability

The parties to the Merger Agreement may be entitled to specific performance of the terms and provisions of the Merger Agreement, including the parties’ obligations to consummate the Merger and to seek an injunction or injunctions to prevent breaches of the Merger Agreement by the other parties and, in the case of the Company, to seek an injunction or injunctions, specific performance or other equitable relief to enforce Parent's and/or Merger Sub's obligations to consummate the Closing, in addition to any other remedy available at law or in equity.

The parties’ rights of specific performance are an integral part of the Transactions and each party waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of the Merger Agreement by any other party (including any objection on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity), and each party will be entitled to an injunction or injunctions and to specifically enforce the Merger Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the Merger Agreement.

Other than rights of specific performance that Parent may be entitled to, in the event that the Company fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder, in each case other than as a result of fraud or willful breach of the Company, then Parent’s right to terminate the Merger Agreement and receive the Company Termination Fee and certain reimbursement and interest in connection with collection of the Company Termination Fee will be the sole and exclusive remedy of Parent and Merger Sub for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated.

Other than rights of specific performance that the Company may be entitled to, in the event that Parent or Merger Sub fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder, in each case other than as a result of fraud or willful breach of Parent or Merger Sub, then the Company’s right to terminate the Merger Agreement and receive the Parent Termination Fee and certain reimbursement and interest in connection with collection of the Parent Termination Fee will be the sole and exclusive remedies of the Company and any of its subsidiaries for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated.

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No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Merger Sub will hold more than 90% of the total voting power in the Company prior to the Closing pursuant to the Rollover Agreement and accordingly the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders of the constituent companies if a copy of the Plan of Merger is given to every registered shareholder of the Company. Therefore, the shareholders of the Company will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will be a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On January 28, 2021, the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”) delivered a judgment at first instance (In the matter of Changyou.com Limited (28 January 2021, FSD 120 of 2020 (ASCJ))) in which the Court determined that Dissenters’ Rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised (the “Judgment”). Although the Judgment is subject to appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, we have determined to offer shareholders the right to dissent from the Merger and to seek an appraisal of the fair value of such shareholders’ Shares under Section 238(1) of the Cayman Islands Companies Act (“Dissenters’ Rights”) provided that the procedural steps as set out in the Merger Agreement and Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

Shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, within 20 days following delivery of the Plan of Merger, a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE LISTED ON THE NASDAQ. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS, APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

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A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Purposes and Effects of the Merger

The purpose of the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent does not beneficially own following completion of the transactions contemplated under the Rollover Agreement, and to cause the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) to be cashed out and obtain immediate liquidity. Parent will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” “Special Factors—Buyer Group’s Reasons for the Merger,” and “Item 6—Purposes of the Transaction and Plans or Proposals” for additional information.

ADSs are currently listed on The Nasdaq Global Select Market (“NASDAQ”) under the symbol “RUHN.” Following the Effective Time, the Company will cease to be a publicly traded company and will instead be directly wholly owned by Parent. Following the completion of the Merger, the ADS program will terminate and ADSs will be de-listed from NASDAQ. In addition, registration of ADSs and the underlying Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the Merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. See “Special Factors—Effects of the Merger on the Company” for additional information.

Plans for the Company After the Merger

The Buyer Group anticipates that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly traded company and will instead be a direct wholly owned subsidiary of Parent.

Recommendation of the Special Committee to the Board

The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously determined that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders, and unanimously determined that it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated thereby and recommended that the Board authorize and approve the Merger Agreement and the Plan of Merger, the execution and delivery of which will be conclusive evidence of such approval, and the consummation of the transactions contemplated thereby, including the Merger. The Board (other than the Founders and Mr. Pen Hung Tung affiliated with Alibaba, who recused themselves from the board meeting on February 2, 2021 and abstained from voting), acting on the unanimous recommendation of the Special Committee, determined that Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and authorized and directed the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

For a detailed discussion of the material factors considered (a) by the Special Committee in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and in recommending that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the Merger and (b) by the Board (other than the Founders and Mr. Pen Hung Tung affiliated with Alibaba, who recused themselves from the board meeting on February 2, 2021 and abstained from voting) in determining on behalf of the Company that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and Unaffiliated Security Holders and in authorizing and directing the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, please see “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” and “Special Factors—Primary Benefits and Detriments of the Merger.”

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Position of the Buyer Group as to Fairness

Each member of the Buyer Group believes that the Merger is fair to Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption “Special Factors—Position of the Buyer Group as to the Fairness of the Merger.” Members of the Buyer Group are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Financing of the Merger

The Buyer Group estimates that the total amount of funds necessary to complete the Merger and the related transactions, including payment of fees and expenses in connection with the Merger, is anticipated to be approximately US$72 million, assuming no exercise of Dissenters’ Rights by shareholders of the Company. In calculating this amount, the Buyer Group did not consider the value of the Excluded Shares, which will not be entitled to receive any cash consideration pursuant to the Merger Agreement. This amount includes the cash to be paid to holders of the Shares (other than the Excluded Shares and Dissenting Shares) and holders of the ADSs (other than ADSs representing the Excluded Shares), the Option Consideration and other costs and expenses in connection with the Transactions. The Buyer Group expects to provide this amount through a combination of (i) cash contributions by the Sponsors, which include cash of Ruhnn1106 in the amount of US$15 million to be funded by Vista to Ruhnn1106 pursuant to the Loan Agreement, and (ii) available unrestricted cash from the Company in accordance with the terms set forth in the Merger Agreement.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Duff & Phelps to act as its financial advisor in connection with the Merger. On February 2, 2021, Duff & Phelps orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery on the same date of Duff & Phelps’ written opinion addressed to the Special Committee) as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Duff & Phelps in preparing its opinion. See “Special Factors—Opinion of the Special Committee’s Financial Advisor.”

Share Ownership of the Company’s Directors and Executive Officers

The directors and executive officers of the Company beneficially owned an aggregate of 182,157,585 Shares (including Shares represented by ADSs and Shares that the person has the right to acquire within 60 days) as of the date of this Transaction Statement. See “Special Factors—Interests of Certain Persons in the Merger” and “Security Ownership of Certain Beneficial Owners and Management of the Company.”

Interests of the Company’s Directors and Executive Officers in the Merger

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of Unaffiliated Security Holders. These interests include:

•	the beneficial ownership of equity interests in Parent by the Founders that are the Company’s directors and executive officers;

•	the cash-out of the Company Options held by directors and executive officers of the Company at the Option Consideration;

•	continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

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•	the monthly compensation of US$13,000 of each member of the Special Committee in exchange for his or her services in such capacity (and, in the case of the chairperson of the Special Committee, monthly compensation of US$16,000); and

•	the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. See “Special Factors—Interests of Certain Persons in the Merger.”

Material U.S. Federal Income Tax Consequences

The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors—Material U.S. Federal Income Tax Consequences.” The tax consequences of the Merger to a holder of the Shares or ADSs will depend upon that holder’s particular circumstances. Holders of the Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.

PRC Tax Consequences

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law or that the gain recognized on the receipt of cash for Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gain recognized on the receipt of cash for Shares or ADSs pursuant to the Merger by holders of Shares or ADSs who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gain recognized on the receipt of cash for Shares or ADSs will be subject to PRC tax if the holders of such Shares or ADSs are PRC residents. Shareholders should consult their own tax advisor for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences. See “Special Factors—PRC Tax Consequences.”

Cayman Islands Tax Consequences

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares or ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette. See “Special Factors—Cayman Islands Tax Consequences.”

Regulatory Matters

The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of the Company as set out in the Merger Agreement and Plan of Merger and, in any event, prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.

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Litigation Related to the Merger

The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a publicly traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations.”

Market Price of ADSs

On November 24, 2020, the last trading day prior to the Company’s announcement on November 25, 2020 that the Board had received the Proposal (as defined below), the reported closing price of ADSs on NASDAQ was US$3.08. The merger consideration of US$3.50 per ADS or US$0.70 per Share represents a premium of 13.6% over the closing price of US$3.08 per ADS on November 24, 2020 and premiums of approximately 29.1% and 30.9% to the volume-weighted average trading price of the ADSs during the last 30 days and 60 days, respectively, prior to and including November 24, 2020.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement, the Merger, and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See “Special Factors—Fees and Expenses.”

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QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to Unaffiliated Security Holders as holders of the Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.

Q:	What is the Merger?

A:	The Merger is a going-private transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. The Merger will be effected through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. After the Merger is completed, the Company will be a privately held company and all of its issued Shares will be owned directly by Parent. As a result of the Merger, ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly traded company.

Q:	What consideration will I be entitled to receive in the Merger?

A:	If you own ADSs immediately prior to the Effective Time and are not a member of the Buyer Group and the Merger is completed, you will be entitled to receive the Per ADS Merger Consideration (less applicable taxes, expenses and ADS Depositary fees (a US$0.05 per ADS cash distribution fee and a US$0.05 per ADS cancellation fee)) in cash, without interest and net of any applicable withholding taxes, for each ADS you continue to own when the merger consideration is paid out by the ADS Depositary. You will pay any applicable fees, charges and expenses of the ADS Depositary in connection with the distribution of the merger consideration to you, including applicable ADS cash distribution and cancellation fees.

Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, Shares represented by ADSs and the Dissenting Shares) will be cancelled in exchange for the right to receive the Per Share Merger Consideration of US$0.70 in cash per Share without interest (subject to the Consideration Adjustment).

The Dissenting Shares will be cancelled and cease to exist at the Effective Time in accordance with Section 238(7) of the Cayman Islands Companies Act, and the holders of such Dissenting Shares shall be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the Court in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

See “Special Factors—Material U.S. Federal Income Tax Consequences,” “Special Factors—PRC Tax Consequences,” and “Special Factors—Cayman Islands Tax Consequences” for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and PRC and other non-U.S taxes.

Q:	How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:	If you are not a member of the Buyer Group and you are a registered holder of ADSs that are evidenced by certificates, also referred to as American depositary receipts (“ADRs”), unless you have surrendered your ADRs to the ADS Depositary for cancellation prior to the Effective Time, upon your surrender of the ADRs (or an affidavit and indemnity for loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS Depositary after the Effective Time), the ADS Depositary will send you a check for the Per ADS Merger Consideration, without interest and net of the applicable ADS cash distribution fee (US$0.05 per ADS held) and the applicable ADS cancellation fee (US$0.05 per ADS cancelled) and any applicable expenses and withholding taxes, for each ADS represented by the ADRs, in exchange for the cancellation of your ADRs after the completion of the Merger. If you are not a member of the Buyer Group and you hold your ADSs in uncertificated form (that is, without an ADR), unless you have surrendered your ADSs to the ADS Depositary for cancellation prior to the Effective Time, the ADS Depositary will automatically send you a check for the Per ADS Merger Consideration, without interest and net of the applicable ADS cash distribution fee (US$0.05 per ADS held) and the applicable ADS cancellation fee (US$0.05 per ADS cancelled) and any applicable withholding taxes, in exchange for the cancellation of all of your ADSs after the completion of the Merger. You will pay any applicable fees, charges and expenses of the ADS Depositary in connection with the distribution of the merger consideration to you, including ADS cash distribution and cancellation fees.

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In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS Depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee only if the ADRs, if applicable, are presented to the ADS Depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.

The Per ADS Merger Consideration may be subject to backup withholding taxes if the ADS Depositary has not received from you a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration for your ADSs as the ADS Depositary will arrange for the surrender of the ADSs and the remittance of the Per ADS Merger Consideration (net of any expenses, applicable ADS Depositary fees pursuant to the terms of the Deposit Agreement, any applicable withholding taxes and other governmental charge) to DTC (the clearance and settlement system for the ADSs) for distribution to your broker, bank or other nominee on your behalf. If you have any questions concerning the receipt of the Per ADS Merger Consideration, please contact your broker, bank or other nominee.

Q:	How will a holder of the Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:	If the Shares are held directly by a registered holder, promptly after the Effective Time (and in any event within 5 business days), a bank or trust company appointed by Parent and reasonably acceptable to the Company, which will act as paying agent (the “Paying Agent”), will mail to the holder (i) letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for surrendering share certificates representing Shares (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated Shares represented by book entry, and/or such other documents as may be required to receive the Per Share Merger Consideration, in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, and upon surrender of the share certificates, if applicable, and/or other documents described above, the holder will receive a cheque, in the amount equal to the number of the holder’s Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Shares. The Per Share Merger Consideration may be subject to U.S. federal income tax backup withholding taxes if the Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q:	How will the Company Options be treated in the Merger?

A:	At or immediately prior to the Effective Time, the Company will (i) terminate the Company Equity Plan, and any relevant award agreements applicable to the Company Equity Plan, (ii) cancel each Company Option that is vested, outstanding and unexercised immediately prior to the Effective Time, in exchange for the Option Consideration, and (iii) cancel each Company Option that is unvested or otherwise not exercisable immediately prior to the Effective Time without any consideration.

Q:	When do you expect the Merger to be completed?

A:	The Company and the Buyer Group currently expect the Merger to be completed by June 30, 2021. In order for the Merger to be completed, the closing conditions under the Merger Agreement, including the passage of not less than 20 days after this Transaction Statement, particularly the Plan of Merger, is first mailed or distributed to the shareholders of the Company, must be satisfied or waived.

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Q:	What will be the result if the Merger is not completed?

A:	If the Merger is not completed for any reason, our shareholders will not receive any payment for their Shares or ADSs pursuant to the Merger Agreement, the Company will remain a publicly traded company, and ADSs will continue to be listed and traded on NASDAQ for so long as the Company continues to meet NASDAQ’s listing requirements.

Q:	Am I entitled to Dissenters’ Rights?

A:	Yes. Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares if the Merger is consummated as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act and as more fully set out in the Merger Agreement and Plan of Merger, but only if they deliver to the Company a dissent notice within 20 days of delivery of the Plan of Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, a copy of which is attached as Exhibit (f)(2) to this Transaction Statement. The fair value of each of their Shares as determined in accordance with the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement and Plan of Merger if they do not exercise Dissenters’ Rights with respect to their Shares.

ADS holders will not have the right to dissent from the Merger and receive payment of the fair value of the Class A Ordinary Shares underlying their ADSs. The ADS depositary will not exercise or attempt to exercise any Dissenters’ Rights with respect to any of the Class A Ordinary Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise Dissenters’ Rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Class A Ordinary Shares and become registered holders of such Class A Ordinary Shares within 20 days after delivery of the Plan of Merger to the ADS depositary (as the registered holder of each Class A Ordinary Share that is represented by ADSs). Thereafter, such former ADS holders must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the Shares as set out in the Merger Agreement and the Plan of Merger and otherwise under Section 238 of the Cayman Islands Companies Act.

We encourage you to read the section of this Transaction Statement entitled “Dissenters’ Rights” as well as “Exhibit (f)(2)—Section 238 of the Cayman Islands Companies Act (2021 Revision) of the Cayman Islands” to this Transaction Statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your Dissenters’ Rights.

Q:	What do Unaffiliated Security Holders need to do now?

A:	We urge all our shareholders to read this Transaction Statement carefully, including its annexes, exhibits, attachments, and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from shareholders (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders, other than Dissenting Shareholders who may wish to exercise Dissenters’ Rights, will need to do in connection with the Merger until the Merger is completed. Please see the questions above, “How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?” “How will a holder of the Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?” and “Am I entitled to Dissenters’ Rights?” and the answers to those questions, for the steps persons who are Unaffiliated Security Holders as of the Effective Time should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:	Who can answer Unaffiliated Security Holders’ questions?

A:	Unaffiliated Security Holders with questions about the Merger contact Ruhnn Holding Limited by email at ir@ruhnn.com or by telephone at +86-571-2825-6700.

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SPECIAL FACTORS

Background of the Merger

Most of the events leading to the execution of the Merger Agreement described in this “Background of the Merger” occurred in the PRC. As a result, all dates and times referenced in this Background of the Merger refer to Beijing Time.

The Board and senior management of the Company periodically review the Company’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management have, from time to time, considered strategic alternatives that may be available to the Company.

In late October and early November of 2020, the Founders held a number of preliminary discussions to explore the feasibility of a possible going private transaction with respect to the Company and the potential financing for such a transaction.

On November 6, 2020, the Founders had a meeting with a representative of King & Wood Mallesons LLP (“KWM”) and discussed with KWM generally about the going private process.

On November 25, 2020, the Founders formally engaged KWM to act as their U.S. legal counsel in connection with the potential going private transaction involving the Company.

Later on the same date, the Founders submitted a preliminary non-binding proposal letter (the “Proposal”) to the Board to acquire all outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, and Class B Ordinary Shares of the Company not already beneficially owned by the Founders or their respective affiliates in a going private transaction for US$3.40 per ADS, or US$0.68 per Share, in cash (the “Proposed Transaction”), subject to certain conditions. The Founders stated in the Proposal that they intended to finance the transaction contemplated under the Proposal with cash on hand and third party equity and/or debt financing (if required).

Later on the same date, the Board convened a meeting by telephone to discuss the Proposal. During the meeting, the attending directors discussed various qualifications of the directors of the Company to serve on a special committee of the Board to evaluate the Proposal. After the discussion, the Board (other than the Founders who abstained from voting) determined that it was in the best interests of the Company and its shareholders to establish a special committee of independent and disinterested directors (the “Special Committee”) and thus passed a written resolution establishing the Special Committee to consider the Proposal, consisting of independent directors Ms. Cecilia Xiaocao Xu, Mr. Junhong Qi and Ms. Tina Ying Shi, with Ms. Cecilia Xiaocao Xu serving as the chairperson of the Special Committee.

The Special Committee was granted, by way of a unanimous vote cast by all members of the Board present at the meeting, the power and authority to, among other things, (i) explore, review and determine the best course or courses of action for the Company in order to maximize the Company’s value in the best interests of the Company and its shareholders, (ii) determine whether, and under what process and conditions, to seek or commence solicitations of interest or proposals from other interested parties for transactions with the Company (“Alternative Transactions”), (iii) review and evaluate the terms and conditions and determine the advisability of the Proposed Transaction or any Alternative Transaction, (iv) negotiate the price, structure, form, terms and conditions of the Proposed Transaction or any Alternative Transaction, (v) if the Special Committee deems it appropriate in its sole discretion, disapprove the Proposed Transaction or any Alternative Transaction on behalf of the Company, (vi) determine whether the Proposed Transaction or any Alternative Transaction is fair to, and in the best interest of, the Company and the Unaffiliated Security Holders, (vii) obtain any necessary or desirable opinions from legal, financial and other advisors, (viii) review and evaluate the employee benefit plans of the Company, including severance plans and equity plans of the Company, in view of the Proposed Transaction or any Alternative Transaction, (ix) recommend to the entire Board what action, if any, should be taken by the Company with respect to the Proposed Transaction or any Alternative Transaction, (x) take such other actions related to or arising in connection with the Proposed Transaction or any Alternative Transaction as the Special Committee deems necessary, appropriate or advisable, and (xi) provide reports and/or recommendations to the Board in regard to such matters at such time as the Special Committee shall deem appropriate and consistent with its activities.

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Later on the same date, the Company issued a press release announcing receipt of the Proposal and establishment of the Special Committee, and furnished the press release as an exhibit to a current report on form 6-K with the SEC.

Between November 25, 2020 and December 1, 2020, the Special Committee considered proposals from and conducted interviews with multiple law firms and investment banks that had expressed interest in being considered for the roles of the U.S. legal advisor and the financial advisor to the Special Committee, respectively.

On November 30, 2020, the Founders and their respective affiliates filed with the SEC a joint Schedule 13D (the “Original Schedule 13D”) as a “group” with respect to the submission of the Proposal.

On December 1, 2020, the Special Committee convened a meeting by telephone to discuss the potential legal counsel and financial advisor candidates. After deliberation on the experience in similar transactions, the qualifications and reputation of each potential legal counsel and financial advisor candidates, the Special Committee decided to retain Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) as its U.S. legal advisor, and Duff & Phelps as its financial advisor, to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any Alternative Transaction.

Later on the same date, the Company issued a press release announcing the Special Committee’s appointment of Gibson Dunn as its U.S. legal counsel and Duff & Phelps as its financial advisor, and furnished the press release as an exhibit to its current report on Form 6-K.

After announcement of the Proposed Transaction, certain existing shareholders of the Company reached out to the Founders and expressed their interest in participating in the Proposed Transaction. The Founders considered the possibility to include additional existing shareholders so as to have a buyer group owning more than 90% of the Company’s voting power and complete the Merger through a “short-form” merger. The Founders also reached out to each of Profitwise, Shanghai Hechen and Shanghai Yingjun with respect to potential equity financing of the Merger, and Ruhnn1106 reached out to Vista for potential debt financing. In their communications with such interested shareholders of the Company and potential financing sources, the Founders indicated that non-public information of the Company would not be disclosed or used in the negotiations and other communications with respect to the Merger and other related transactions.

On December 3, 2020, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Duff & Phelps presented to the members of the Special Committee an overview of the financial due diligence and valuation analysis that Duff & Phelps planned to perform on the Company. At the request of the Special Committee, Gibson Dunn explained to the members of the Special Committee their fiduciary duties to the Company and the Company’s shareholders under Cayman Islands law. Each of the members of the Special Committee explicitly confirmed that he or she had no personal interest or other conflict in relation to the Proposed Transaction, confirmed that he or she could act independently of the members of the Buyer Group, and committed that he or she would act in the best interests of the Company and Unaffiliated Security Holders. Members of the Special Committee asked various questions regarding their fiduciary duties, to which Gibson Dunn responded. Members of the Special Committee and representatives of Gibson Dunn and Duff & Phelps then discussed, among other things, the process of a going private transaction, key milestones and major transaction documents. Members of the Special Committee and representatives of Gibson Dunn and Duff & Phelps also discussed a draft confidentiality agreement to be entered into with the Founders, which contains customary confidential and standstill provisions. Based on these discussions, the Special Committee instructed Gibson Dunn to circulate the draft confidentiality agreement to KWM.

Following the meeting, on the same date, Gibson Dunn sent to KWM an initial draft of the confidentiality agreement.

Between December 5, 2020 and February 3, 2021, the Founders and their representatives engaged in negotiations with the Rollover Shareholders and their representatives on the terms of the Rollover Agreement, and with the Sponsors on the terms of their respective Limited Guarantee and the Subscription Agreement.

During the same period, Ruhnn1106 participated in negotiations with Vista on the terms of the Loan Agreement.

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On December 16, 2020, Duff & Phelps received from the Company the financial projections prepared by the Company’s management members (the “December 16 Financial Projections”).

On December 17, 2020, Duff & Phelps circulated the December 16 Financial Projections to the Special Committee and Gibson Dunn.

Later on the same date, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Gibson Dunn informed the Special Committee of an update from KWM that the Founders did not consider it necessary to enter into a confidentiality agreement with the Company and the Special Committee because none of the financing sources or potential members to the buyer group led by the Founders would require access to any of the Company’s non-public information. Members of the Special Committee asked various questions to which representatives of Gibson Dunn responded. Based on these discussions, the Special Committee instructed Gibson Dunn to inform KWM that if any party within the buyer group led by the Founders would require access to any of the Company’s non-public information, a confidentiality agreement with the Company and the Special Committee must be entered into prior to any such access. At the request of the Special Committee, Duff & Phelps updated the Special Committee on its financial due diligence on the Company. Duff & Phelps then walked the Special Committee and Gibson Dunn through the December 16 Financial Projections. Members of the Special Committee asked detailed questions regarding the December 16 Financial Projections, to which Duff & Phelps responded. Based on these discussions, the Special Committee instructed Duff & Phelps to perform its valuation analysis of the Company based on the December 16 Financial Projections and other information that Duff & Phelps deems appropriate and relevant.

Following the meeting, on the same date, Gibson Dunn conveyed to KWM the Special Committee’s position regarding the requirement of a confidentiality agreement, which KWM acknowledged in its email to Gibson Dunn on the same date.

Later on the same date, KWM sent an initial draft of the Merger Agreement to Gibson Dunn, which contemplated that the Merger would be consummated as a short-form merger and provided, among other things, (i) that the purchase price would be US$3.4 per ADS, or US$0.68 per Share, (ii) that the amount of the company termination fee and reverse termination fee would be equal, and (iii) that the buyer group led by the Founders would use a portion of the Company’s available unrestricted cash as a source of funding for the merger consideration (the “Available Cash Construct”).

On December 23, 2020, Gibson Dunn provided to the Special Committee an issues list identifying the key issues in KWM’s initial draft of the Merger Agreement.

On December 24, 2020, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Duff & Phelps updated the Special Committee on the progress of its financial due diligence and financial analysis on the Company. The Special Committee and Gibson Dunn then discussed the key issues identified by Gibson Dunn in the initial draft of the Merger Agreement. Based on these discussions, the Special Committee instructed Gibson Dunn to prepare a markup of the initial draft of the Merger Agreement with certain key commercial terms such as the purchase price in connection with the potential transaction identified for negotiation with the buyer group led by the Founders, and to work with the Company and the Company’s legal counsel to review certain representations, warranties, and covenants of the Company. The Special Committee also instructed Duff & Phelps to conduct precedent analysis on certain issues, including the use of a pre-signing market check and/or post-signing “go-shop,” and the amount of the company termination fee and reverse termination fee, in similar going private transactions, and to continue financial diligence on the Company’s financial condition in light of the Available Cash Construct.

On December 31, 2020, Gibson Dunn provided to the Special Committee a markup of the initial draft of the Merger Agreement.

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Later on the same date, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Gibson Dunn discussed with the Special Committee certain provisions in the markup of the initial draft of the Merger Agreement and sought the Special Committee’s input. Gibson Dunn also informed the Special Committee that it had reached out to Simpson Thacher & Bartlett LLP (“Simpson Thacher”), legal counsel to the Company, regarding certain representations, warranties and covenants of the Company. At the request of the Special Committee, Duff & Phelps updated the Special Committee on the progress of its financial due diligence and financial analysis on the Company. Duff & Phelps also provided the Special Committee with statistics regarding the use of a pre-signing market check and/or post-signing “go-shop,” and the amount of the company termination fee and reverse termination fee, respectively, in similar going private transactions. Gibson Dunn explained to the Special Committee the potential benefits, advantages, limitations, disadvantages of the use of a pre-signing market check and/or post-signing go-shop where a buyer group owns more than 50% of the aggregate voting power, and thus can block any sale of the Company. Based on these discussions, the Special Committee determined that it would not reach a conclusion at this stage on these issues, but would further consider them as the process continued. The Special Committee also instructed Gibson Dunn to circulate the markup of the initial draft of the Merger Agreement to KWM with certain key commercial terms including the purchase price, the amount of company termination fee and reverse termination fee and the Available Cash Construct identified for further negotiations, and to continue working with the Company and Simpson Thacher regarding certain representations, warranties and covenants of the Company.

Later on the same date, Gibson Dunn sent a markup of the initial draft of the Merger Agreement to KWM.

On January 12, 2021, KWM circulated a revised draft of the Merger Agreement to Gibson Dunn, which reflected the Founders’ position that the purchase price would be US$3.40 per ADS, or US$0.68 per Share.

On January 13, 2021, Gibson Dunn provided to the Special Committee an updated issues list listing the key issues identified in the revised draft of the Merger Agreement received from KWM.

Between January 13, 2021 and January 14, 2021, representatives of Gibson Dunn and KWM discussed certain terms of the revised draft of the Merger Agreement, including the Founders’ equity financing plan, treatment of certain options of the Company and the Available Cash Construct.

Later on January 14, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Gibson Dunn walked the Special Committee through certain key issues raised by the revised draft of the Merger Agreement. Members of the Special Committee and representatives of Gibson Dunn and Duff & Phelps discussed these issues. This included a discussion of the proposed purchase price based on Duff & Phelps’s preliminary and ongoing work on its financial analysis on the Company. Based on these discussions, the Special Committee instructed Gibson Dunn to prepare a markup of the revised Merger Agreement and instructed Duff & Phelps to inform the Founders that they would need to increase the proposed purchase price. Gibson Dunn also informed the Special Committee that drafts of certain other transaction documents including the Rollover Agreement, the Limited Guarantees and the Subscription Agreement (collectively, the “Ancillary Documents”) were still pending. Duff & Phelps also updated the Special Committee on the progress of its financial due diligence and financial analysis on the Company.

On January 15, 2021, KWM circulated initial drafts of the Ancillary Documents to Gibson Dunn.

On January 17, 2021, Duff & Phelps delivered to KWM the Special Committee’s request for an increase of the purchase price and provided the Special Committee’s rationale for such request, including that (i) the economy had been gradually recovering from the COVID-19 impacts, (ii) RMB had appreciated against USD since November 25, 2020, the date of the Proposal, and most of the assets and the cash flows of the Company are RMB-denominated, (iii) the Company had delivered strong growth for its services revenue, and (iv) the Company continued to strengthen its market position, leveraging its KOL portfolio and expanding revenue sources, and is well positioned to benefit from the growth potential of fast-growing platforms such as livestreaming.

On January 18, 2021, Gibson Dunn circulated a markup of the revised draft of the Merger Agreement to KWM.

On January 19, 2021, Gibson Dunn circulated a markup of the initial draft of the Rollover Agreement to KWM.

On January 21, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Gibson Dunn provided an update to the Special Committee regarding the status of each of the Merger Agreement and the Ancillary Documents. The Special Committee instructed Gibson Dunn to continue negotiating the Merger Agreement and the Ancillary Documents. Gibson Dunn also updated the Special Committee on the Founders’ financing efforts based on its discussions with KWM. At the request of the Special Committee, Duff & Phelps informed the Special Committee of the progress of its financial due diligence and financial analysis on the Company. Duff & Phelps then reported that it had yet to receive a response from the Founders regarding the Special Committee’s request for a purchase price increase.

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Following the meeting, on the same date, Gibson Dunn and KWM negotiated, revised and exchanged drafts of the Rollover Agreement.

Later on the same date, Gibson Dunn circulated a markup of the initial draft of the Limited Guarantee to KWM.

On January 22, 2021, Gibson Dunn circulated a markup of the initial draft of the Subscription Agreement to KWM.

Between January 23, 2021 and January 24, 2021, Gibson Dunn and KWM negotiated, revised and exchanged drafts of the Subscription Agreement.

On January 26, 2021, Duff & Phelps received from the Company an updated set of financial projections prepared by the Company’s management members (the “Updated Financial Projections”), which superseded the December 16 Financial Projections. In the Updated Financial Projections, the Company revised the financial data for the three months ending December 31, 2020 to reflect the Company’s actual financial performance. The Company also adjusted the estimated forecasts for subsequent years slightly as a result of the small discrepancies between the Company’s projected financial data for the three months ending December 31, 2020 and its actual financial result for the same period. Later on the same date, Duff & Phelps circulated the Updated Financial Projections to the Special Committee and Gibson Dunn.

On January 27, 2021, KWM circulated to Gibson Dunn an initial draft of the Loan Agreement between Vista and Ruhnn1106, informing Gibson Dunn that Ruhnn1106 was considering debt financing from Vista and Vista was considering extending a loan to Ruhnn1106 to fund its payment obligations under the Subscription Agreement.

On January 28, 2021, Gibson Dunn circulated a markup of the initial draft of the Loan Agreement to KWM.

Later on the same date, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Gibson Dunn updated the Special Committee on the current status of the financing plan arranged by the Founders based on Gibson Dunn’s discussions with KWM. Gibson Dunn then provided an update to the Special Committee regarding the status of the Merger Agreement, the Ancillary Documents and the Loan Agreement. At the request of the Special Committee, Duff & Phelps informed the Special Committee of the progress of its financial due diligence and financial analysis on the Company. Duff & Phelps then walked the Special Committee through the Updated Financial Projections and explained the differences between the Updated Financial Projections and the December 16 Financial Projections. Members of the Special Committee asked various questions, to which Duff & Phelps responded. Based on these discussions, the Special Committee instructed Duff & Phelps to continue performing its valuation analysis of the Company based on the Updated Financial Projections and other information that Duff & Phelps deems appropriate and relevant. Duff & Phelps also reported to the Special Committee that it had yet to receive a response from the Founders regarding the Special Committee’s request for a purchase price increase. The Special Committee then instructed Duff & Phelps to follow up with KWM to obtain the Founders’ response to the Special Committee’s request for a purchase price increase.

Following the meeting of the Special Committee, Duff & Phelps followed up with KWM on the Special Committee’s request for a purchase price increase.

Later on the same date, KWM circulated a further revised draft of the Rollover Agreement to Gibson Dunn. On the same date, Gibson Dunn circulated a markup of the revised draft of the Rollover Agreement to KWM.

On January 29, 2021, KWM circulated a revised draft of the Merger Agreement to Gibson Dunn. Gibson Dunn then informed the Special Committee that in the revised draft of the Merger Agreement, the Founders proposed to increase the purchase price to US$3.50 per ADS or US$0.70 per Share, from its original purchase price of US$3.4 per ADS, or US$0.68 per Share, if the Special Committee were to accept (i) the Available Cash Construct, (ii) the amount of the Company termination fee being US$3,000,000 and the two-tier reverse termination fees being US$4,500,000 and US$6,000,000, respectively, and (iii) the exclusion of a post-signing “go-shop.”

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Later on the same date, Gibson Dunn provided to the Special Committee an issues list listing the remaining issues identified in the revised draft of the Merger Agreement received from KWM.

On January 30, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Gibson Dunn walked the Special Committee through the remaining issues in the revised draft of the Merger Agreement, including the use of a post-signing “go-shop,” the amount of the Company termination fee and two-tier reverse termination fees and the Available Cash Construct. Members of the Special Committee and representatives of Gibson Dunn and Duff & Phelps then discussed various issues, focusing on the revised terms of the draft Merger Agreement. Among other things, this included discussions of the pros and cons of excluding a post-signing “go-shop,” the unlikelihood that another buyer would be interested in pursuing an Alternative Transaction on terms as favorable as the proposed Merger with the buyer group led by the Founders or that the Founders would approve of an Alternative Transaction (which the buyer group led by the Founders had the power to block), and the adequacy of the increased purchase price from the Founders. Based on these discussions, the Special Committee determined that although it would likely accept the revised terms of the Merger Agreement, Duff & Phelps should attempt to negotiate even more favorable terms for the Company and its shareholders from the Founders. The Special Committee instructed Duff & Phelps to request a further purchase price increase from the Founders, and Gibson Dunn to prepare a markup of the revised draft of the Merger Agreement based on the issues discussed.

Following the meeting, Duff & Phelps delivered to KWM the Special Committee’s request for the Founders to further increase the purchase price of US$3.50 per ADS or US$0.70 per Share, noting that RMB continued to appreciate against U.S. dollars and that the Special Committee was willing to accept the exclusion of a post-signing “go-shop” and the Available Cash Construct.

Later on the same date, KWM conveyed the Founders’ position to Duff & Phelps and Gibson Dunn that the Founders were unwilling to further increase the purchase price. The Founders noted that their position was driven by the facts that foreign exchange rates keep fluctuating and thus the current appreciation of RMB against USD may not sustain, and that the Company’s financial performance for the quarter ending on December 31, 2020 did not meet the expectation of the Founders when they submitted the Proposal.

Later on the same date, Gibson Dunn and KWM negotiated and substantially finalized the terms of the Loan Agreement.

Later on the same date, Gibson Dunn provided to KWM a markup of the revised draft of the Merger Agreement. The further revised draft of the Merger Agreement contained various protective provisions in favor of the Company with respect to the Available Cash Construct and the increased amount of two-tier reverse termination fees of US$6,000,000 and US$9,000,000, respectively.

On January 31, 2021, KWM conveyed to Gibson Dunn that the Founders would accept the Special Committee’s positions on the Available Cash Construct and increased two-tier reverse termination fees, if the Special Committee were to accept the purchase price of US$3.50 per ADS or US$0.70 per Share, which Gibson Dunn subsequently conveyed to the Special Committee and Duff & Phelps.

Between January 31, 2021 and February 2, 2021, Gibson Dunn and KWM continued to negotiate the terms of the Merger Agreement and the Ancillary Documents.

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On February 2, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Members of the Special Committee and representatives of Gibson Dunn and Duff & Phelps discussed the Founders’ position on the purchase price and the concessions the Special Committee had obtained from the Founders with respect to the Available Cash Construct and reverse termination fees. Members of the Special Committee asked various questions, to which representatives of Duff and Phelps and Gibson Dunn responded. Duff & Phelps then reviewed and discussed its financial analyses based on the improved purchase price of US$3.50 per ADS or US$0.70 per Share. Thereafter, at the request of the Special Committee, Duff & Phelps verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by the delivery of Duff & Phelps’s written opinion, dated February 2, 2021, addressed to the Special Committee) that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), pursuant to the Merger Agreement, are fair, from a financial point of view, to such holders. Please see “Special Factors—Opinion of the Special Committee’s Financial Advisor” for additional information regarding the financial analysis performed by Duff & Phelps and the opinion rendered by Duff & Phelps to the Special Committee. The full text of the written opinion of Duff & Phelps to the Special Committee, dated February 2, 2021, is attached as Exhibit (c)(1) to this Transaction Statement. Thereafter, Gibson Dunn reviewed with the members of the Special Committee the key terms of the Merger Agreement, the Ancillary Documents and the Loan Agreement. Following a discussion of the terms of the Merger Agreement and the related transaction documents, as well as Duff & Phelps’s presentation of its financial analyses and opinion, the Special Committee unanimously resolved to approve the proposed Merger Agreement, the Plan of Merger and the Limited Guarantees, each substantially in the form of the drafts presented to the Special Committee, and the transactions contemplated by the Merger Agreement, including the Merger, and recommend that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions.

Following the meeting of the Special Committee, the Board convened, and based upon the unanimous recommendation of the Special Committee, and taking into account the other factors described below under the heading titled “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” the Board (other than the Founders and Mr. Pen Hung Tung affiliated with Alibaba, who recused themselves from the board meeting on February 2, 2021 and abstained from voting) (i) determined and declared that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and Unaffiliated Security Holders, and (ii) adopted resolutions approving the terms of the Merger Agreement and Limited Guarantees and the transactions contemplated thereby.

Following the meeting, between February 2, 2021 and February 3, 2021, Gibson Dunn and KWM finalized the Merger Agreement, the Ancillary Documents and the Loan Agreement. The Founders were ready to proceed with the execution and delivery of the Merger Agreement and informed the other members of the Buyer Group and Vista to proceed with execution and delivery of the Ancillary Documents and the Loan Agreement to which they are parties.

On February 3, 2021, the Company, Parent and Merger Sub executed and delivered the Merger Agreement, and the applicable parties executed and delivered the Ancillary Documents and the Loan Agreement.

Later on the same date, the Company issued a press release announcing the execution of the Merger Agreement and the Limited Guarantees, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On February 4, 2021, members of the Buyer Group filed an amendment to the Original Schedule 13D as a “group” with respect to the execution of the Merger Agreement, the Ancillary Documents and the Loan Agreement, and furnished each of such documents as an exhibit to such amended Schedule 13D.

Reasons for the Merger and Position of the Special Committee and the Board

At a meeting on February 2, 2021, the Special Committee, after consultation with Duff & Phelps and Gibson Dunn and due consideration, unanimously (a) determined that the Merger Agreement, the Plan of Merger, the Merger, and the other transactions relating thereto are advisable, fair to, and in the best interests of the Company and Unaffiliated Security Holders, and (b) recommended that the Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, as applicable, and the consummation by the Company of the Merger and the other transactions relating thereto, should be adopted and approved by the Board on behalf of the Company in all respects.

On February 2, 2021, the Board (other than the Founders and Mr. Pen Hung Tung affiliated with Alibaba, who recused themselves from the board meeting on February 2, 2021 and abstained from voting), acting upon the unanimous recommendation of the Special Committee and on behalf of the Company, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger, and the consummation of the Merger and the other transactions relating thereto.

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In the course of reaching their determination, the Special Committee and the Board considered the factors and potential benefits of the Merger discussed below, each of which the Special Committee and the Board believe supported their decision to approve the Merger Agreement and that the Merger is substantially fair to Unaffiliated Security Holders. These factors and potential benefits are not listed in any relative order of importance.

•	Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration are all cash, which provides a specific amount of cash consideration for the Shares (including Shares represented by ADSs) held by, and liquidity to, Unaffiliated Security Holders and allows Unaffiliated Security Holders to avoid post-Merger risks and uncertainties relating to the prospects of the Company. The Merger will enable Unaffiliated Security Holders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their Shares or ADSs.

•	Current and Historical Market Prices of ADSs. The Per ADS Merger Consideration of US$3.50 per ADS, or the Per Share Merger Consideration of US$0.70 per Share, each represents a premium of approximately 13.6% over the closing price of US$3.08 per ADS on November 24, 2020, the last trading day prior to the Company’s announcement on November 25, 2020 that the Board had received the Proposal, and premiums of approximately 29.1% and 30.9% to the volume-weighted average trading price of the ADSs during the last 30 days and 60 days, respectively, prior to and including November 24, 2020. The historical closing price of the ADSs is as low as US$2.26 per ADS during the 52-week period prior to the announcement of the execution of the Merger Agreement.

•	Opinion of Financial Advisor. The Special Committee considered the financial analysis prepared and presented by Duff & Phelps to the Special Committee on February 2, 2021, as well as the oral opinion of Duff & Phelps rendered to the Special Committee on February 2, 2021 (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion addressed to the Special Committee dated February 2, 2021), as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs represented by the Excluded Shares), as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Duff & Phelps in preparing its opinion. See “Opinion of the Special Committee’s Financial Advisor” beginning on page 45 of this Transaction Statement. The Special Committee notes that the opinion delivered by Duff & Phelps addresses the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares), including the Company’s director and officer shareholders. These director and officer shareholders are treated in the same way as Unaffiliated Security Holders in connection with the Merger, and will receive the same amount of Per Share Merger Consideration as Unaffiliated Security Holders. The Special Committee does not believe the inclusion of these director and officer shareholders in Duff & Phelps’s opinion affects its ability to rely on the opinion of Duff & Phelps as one of the factors, based on which the Special Committee determines that the Merger is fair to Unaffiliated Security Holders. However, the Special Committee has not made any determination, nor does it intend to express any view, as to the fairness of the Merger to any shareholder who is an affiliate of the Company, such as the director and officer shareholders identified in the preceding sentence. The Special Committee and the Board expressly adopted these analyses and opinions of Duff & Phelps as their own, among other factors considered, in reaching their respective determination as to the fairness of the Transactions.

•	Unanimous Recommendation of the Special Committee. After evaluating the Proposed Transaction, the Special Committee unanimously determined that the Merger Agreement, the Plan of Merger, and the Merger were fair to, advisable, and in the best interests of the Company and Unaffiliated Security Holders, and unanimously recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the Merger.

•	Elimination of Future Financial Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from Unaffiliated Security Holders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Buyer Group, who have the power to control the Company’s business.

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•	No Third-Party Offers. There has been no other offer than the Proposal, within the past two years of which the Company, the Special Committee, or the Board is aware for a going-private or other similar transaction with respect to the Company.

•	General Economic Trends and Business Pressures. The headwinds faced by the Company resulting from increasing competition in the internet KOL facilitator market and e-commerce market in China, from adverse pressure on the Company’s operating margins primarily due to the increased expenses of KOL incubation, cultivation and training in order to support increased activities in the Company’s KOL sales and advertising businesses, and from the recent economic uncertainties in China and throughout the world resulting from the COVID-19 pandemic, which have had, and can be expected to continue to have, an adverse impact on the Company’s financial performance.

•	Reduced Costs and Expenses. The costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$1.34 million for the first year following the completion of the Merger, and commensurate cost savings thereafter. These costs become more burdensome to the Company over time since the initial public offering (“IPO”) on April 3, 2019 as a result of the declining market capitalization of the Company.

•	Potential Adverse U.S. Regulatory Changes. The possibility that China-based U.S.-listed public companies such as the Company could be delisted from U.S. stock exchanges, or be subject to other burdensome restrictions, by reason of any newly enacted law or regulation similar in substance to the “Holding Foreign Companies Accountable Act” passed by the U.S. Senate in May 2020 and by the U.S. House of Representatives in December 2020 and the “Memorandum on Protecting United States Investors from Significant Risks from Chinese Companies” issued by the U.S. White House in June 2020, both of which purport to address perceived risks to investors in U.S. financial markets from the PRC government’s purported failure to allow audit firms, such as the Company’s independent auditor, that audit U.S.-listed companies based in China to be adequately examined by the U.S. Public Company Accounting Oversight Board pursuant to U.S. securities law.

•	Dissenters’ Rights. The availability of Dissenters’ Rights to Unaffiliated Security Holders who comply with all of the required procedures as provided under the Merger Agreement and Plan of Merger for exercising Dissenters’ Rights and subsequently comply with the relevant procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, which allow such holders to seek an appraisal of the fair value of their Shares under the Cayman Islands Companies Act and to receive payment of the fair value of their Shares as determined by the Court.

•	Limited Guarantee. The fact that the Sponsors will guarantee the Parent Termination Fee and have delivered evidence of their creditworthiness.

•	Financing Commitments. The fact that certain parties within the Buyer Group have delivered the Subscription Agreement and the Loan Agreement committing sufficient debt and equity financing to complete the Merger, and evidence of the creditworthiness of the debt and equity commitment financing sources.

The Special Committee and the Board did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions, or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger. The Special Committee and the Board note, however, that the merger consideration of US$3.50 per ADS or US$0.70 per Share, is substantially higher than the net book value per Share of US$0.38 as of September 30, 2020 (based on 414,782,874 outstanding Shares as of that date).

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In the course of reaching its conclusion regarding the fairness of the Merger to Unaffiliated Security Holders, the Special Committee and the Board considered financial analyses presented by Duff & Phelps as an indication of the going concern value of the Company. These analyses included an analysis on the historical trading price and trading volume of ADSs, an analysis on the publicly traded securities of certain other companies that Duff & Phelps deemed relevant, and a discounted cash flow analysis. All of the material analyses as presented to the Special Committee are summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” beginning on page 45 of this Transaction Statement. The Special Committee and the Board considered, among others, these analyses and the opinion of Duff & Phelps in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger, and expressly adopted these analyses and opinions, among other factors considered, in reaching their respective determination as to the fairness of the Transactions.

In their consideration of the fairness of the proposed Merger, the Special Committee and the Board did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for Unaffiliated Security Holders, due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Special Committee and the Board did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

In their consideration of the fairness of the proposed Merger, the Special Committee and the Board did not seek to establish a pre-merger going concern value for the Shares and ADSs to determine the fairness of the merger consideration to Unaffiliated Security Holders because following the Merger the Company will have a significantly different capital structure. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the ADSs, the merger consideration represented a premium to the going concern value of the Company.

Between December 29, 2020 and January 6, 2021, Bilibili acquired in the open market a total of 83,174 ADSs (representing 415,870 Class A Ordinary Shares) in multiple transactions at a price between US$2.87 and US$2.99 per ADS. The Company repurchased Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) as set forth under the heading titled “Transactions in the Shares and ADSs” of this Transaction Statement. Other than the foregoing transactions, the Buyer Group is not aware of any purchase of ADSs by members of the Buyer Group or their affiliates during the past two years.

The Special Committee and the Board did not consider purchase prices paid for ADSs by Bilibili or the Company in any of the foregoing transactions because (i) those transactions were related to purchases of ADSs in open market transactions at prevailing market prices or through privately negotiated transactions, including block trades, (ii) the average purchase price per ADS paid by the Company in its foregoing repurchases in the second, third and fourth quarters of 2020 ranged from US$2.5485 to US$3.4064, lower than the Per ADS Merger Consideration, and (iii) the purchase price per ADS paid by Bilibili in its foregoing acquisitions was between US$2.87 and US$2.99 per ADS, lower than the Per ADS Merger Consideration.

The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board in connection with their evaluation of the fairness of the Merger to Unaffiliated Security Holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee and the Board found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to Unaffiliated Security Holders. Rather, the Special Committee and the Board made the fairness determinations on behalf of the Company after considering all of the foregoing factors as a whole.

In addition to the foregoing factors and analyses that supported the Special Committee’s and the Board’s belief that the Merger is fair to Unaffiliated Security Holders, the Special Committee and the Board also weighed the following negative factors:

•	No Future Participation in the Prospects of the Company. Following the consummation of the Merger, Unaffiliated Security Holders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Only the Buyer Group would benefit from an increase in the value of the Company following the completion of the Merger.

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•	No Opportunity for Unaffiliated Security Holders to Vote on the Merger. Because the Merger is being effected pursuant to a “short-form” merger under section 233(7) of Cayman Islands Companies Act, the Merger does not require approval of the Company’s shareholders to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger.

•	Historical Closing Price. The historical closing price of the ADSs is as high as US$8.93 per ADS during the 52-week period prior to the announcement of the execution of the Merger Agreement.

In their consideration of the fairness of the proposed Merger, the Special Committee and the Board considered that the price when the Company completed its IPO on April 3, 2019 was US$12.50 per ADS (the “IPO Price”) and that the Per ADS Merger Consideration is approximately 28% of the IPO Price. The Special Committee and the Board note, however, that the closing prices of the ADSs on the IPO date and a week after the IPO date were US$7.85 and US$6.54, respectively, and that the closing prices of the ADSs fluctuate significantly since the IPO date with a wide range between US$2.26 and US$8.93 per ADS. The Special Committee and the Board also note that the Company’s business and operations have been negatively affected by events subsequent to the IPO, including (i) negative publicity suffered by a top KOL of the Company since April 2020, which had a material and adverse effect on the Company’s reputation, business and the trading price of the Company’s ADSs, and (ii) intensified competition in the internet KOL facilitator market and e-commerce market in China. Therefore, the Special Committee and the Board did not consider the IPO Price to be a meaningful reference point.

After weighing these negative factors and giving them due consideration, the Special Committee and the Board have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that they considered to support their belief that the Merger is fair to Unaffiliated Security Holders.

In addition, notwithstanding the fact that Unaffiliated Security Holders will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

•	the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and that no limitations were placed on the Special Committee’s authority;

•	in considering the transaction with the Buyer Group, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee, on behalf of Unaffiliated Security Holders, had full control of the extensive negotiations with the Founders and their advisors;

•	all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group; in addition, neither of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and neither of such members has any financial interest in the Merger that is different from that of Unaffiliated Security Holders, other than the members’ receipt of the Board compensation in the ordinary course, their non-contingent compensation as members of the Special Committee, their indemnification and liability insurance rights under the Merger Agreement and the cash-out of the Company Options held by the members of the Special Committee at the Option Consideration;

•	the Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Group to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

•	the Special Committee was empowered, among other things, to review, evaluate, and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the relevant transactions, including the Merger;

•	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Founders and their advisors, on the other hand;

•	the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Proposed Transaction;

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•	the ability of the Special Committee to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to Parent of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations;

•	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, the Merger and the related transactions, or to recommend that the Board approve them;

•	the Special Committee and the Board intend to mail the definitive Transaction Statement to the shareholders of the Company at least 20 days prior to the Effective Date. The Special Committee and the Board intend to effect the Merger in a manner that is in compliance with all procedural requirements under Rule 13e-3 of the Exchange Act and the Cayman Islands Companies Act, in each case to the extent applicable to a “short-form” merger to be effected under the Cayman Islands Companies Act.

As Parent will hold more than 90% of the total voting power in the Company, the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require approval of the shareholders of the parties to the Merger. The Special Committee and the Board noted that, as a result, the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions thereof, including the Merger, are not subject to approval by a majority of Unaffiliated Security Holders. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to Unaffiliated Security Holders because, among other things and in addition to all the procedural safeguards described above, (i) the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies, and no shareholders’ voting is required at all under the Cayman Islands Companies Act for a “short-form” merger like the Merger, and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions, including without limitation (a) the Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, (b) the Special Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsel and independent financial advisor, and (c) the right of the Company to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time.

Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of their continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption “Summary—Interests of the Company’s Directors and Executive Officers in the Merger.”

Position of the Buyer Group as to the Fairness of the Merger

Under SEC rules governing “going-private” transactions, each member of the Buyer Group is required to express its belief as to the fairness of the Merger to Unaffiliated Security Holders of the Company. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e−3 and related rules under the Exchange Act. The Buyer Group has interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of their continuing interests in the surviving company after the completion of the Merger. These interests are described under the caption “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group.”

The Buyer Group believes the interests of Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Group attempted to negotiate a transaction that would be most favorable to it and not to Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to such holders. None of members of the Buyer Group participated in the deliberations of the Special Committee regarding, or received any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Merger to Unaffiliated Security Holders. Furthermore, the Buyer Group did not undertake or engage any financial advisor to perform any independent evaluation or other analyses of the fairness of the merger consideration to Unaffiliated Security Holders. No financial advisor provided the Buyer Group with any analysis or opinion with respect to the fairness of the merger consideration to Unaffiliated Security Holders.

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Based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the Special Committee and the Board discussed under the caption “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” the Buyer Group believes that the Merger is both substantively and procedurally fair to Unaffiliated Security Holders of the Company based on their consideration of the following factors, which are not listed in any relative order of importance:

•	the members of the Special Committee are not officers or employees of the Company or affiliated with any member of the Buyer Group, and do not have any interests in the Merger different from, or in addition to, those of Unaffiliated Security Holders, other than (i) the directors’ receipt of Board compensation in the ordinary course, (ii) continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time, (iii) their non-contingent compensation as members of the Special Committee, and (iv) the cash-out of the Company Options held by the members of the Special Committee at the Option Consideration;

•	the Special Committee was established and given authority to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the Merger;

•	the Special Committee retained and was advised by its independent legal and financial advisors who are experienced in advising committees such as the Special Committee in similar transactions;

•	the Special Committee and the Board had no obligation to recommend the Transactions;

•	the Special Committee and the Board were fully informed about the extent to which the interests of the certain shareholders of the Company who are also members of the Buyer Group in the Merger differed from those of Unaffiliated Security Holders;

•	no member of the Buyer Group nor any of their advisors participated in or sought to influence the deliberative process of the Special Committee;

•	the Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Board (other than the Founders and Mr. Pen Hung Tung affiliated with Alibaba, who recused themselves from the board meeting on February 2, 2021 and abstained from voting) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are in the best interests of Unaffiliated Security Holders;

•	the current and historical market prices of the ADSs, including the fact that the merger consideration of US$3.50 per ADS or US$0.70 per Share represents a premium of approximately 13.6% to the closing price of the ADSs on November 24, 2020, the trading day immediately prior to the Company’s announcement of its receipt of the preliminary non-binding “going-private” proposal, and premiums of approximately 29.1% and 30.9% to the volume-weighted average trading price of the ADSs during the last 30 days and 60 days, respectively, prior to and including November 24, 2020;

•	the historical closing price of the ADSs is as low as US$2.26 per ADS during the 52-week period prior to the announcement of the execution of the Merger Agreement;

•	the merger consideration is all cash, which allows Unaffiliated Security Holders to immediately realize certainty of value and liquidity without incurring brokerage and other costs typically associated with market sales and allows Unaffiliated Security Holders not to be exposed to risks and uncertainties relating to the prospects of the Company;

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•	the merger consideration, other terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement were the result of extensive negotiations between the Special Committee and its advisors on the one hand, and the Founders and their legal advisors on the other hand;

•	Parent and Merger Sub obtained equity financing for the transaction, as well as the limited number and nature of the conditions to such equity financing;

•	notwithstanding that the Buyer Group may not rely upon the opinion provided by financial advisor to the Special Committee, the Special Committee received from its financial advisor an opinion, dated February 2, 2021, as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Merger, as of February 2, 2021, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion;

•	in certain circumstances under the terms of the Merger Agreement, the Special Committee and the Board are able to change, withhold, withdraw, qualify or modify their recommendation of the Merger;

•	the Company is able to, subject to compliance with the terms and conditions of the Merger Agreement, terminate the Merger Agreement prior to the completion of the Merger in order to accept an alternative acquisition agreement proposed by a third party that is a Competing Proposal;

•	the Company, under certain circumstances, is able to specifically enforce the terms of the Merger Agreement, the Rollover Agreement, the Subscription Agreement as well as the Loan Agreement;

•	the availability of Dissenters’ Rights to Unaffiliated Security Holders who comply with all of the required procedures as provided under the Merger Agreement and Plan of Merger for exercising Dissenters’ Rights and subsequently comply with the relevant procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, which allow such holders to seek an appraisal of the fair value of their Shares under the Cayman Islands Companies Act and to receive payment of the fair value of their Shares as determined by the Court;

•	pursuant to and subject to limitations set forth in the relevant Limited Guarantee, each of the Sponsors has guaranteed to the Company the due and punctual payment, observance, performance and discharge as and when due of the payment obligations of Parent with respect to (i) the payment of termination fee pursuant to Section 9.2(c) of the Merger Agreement (subject to the terms and limitations of Section 9.2(d) of the Merger Agreement) and (ii) the reimbursement obligations of Parent pursuant to Section 9.2(f) of the Merger Agreement; and

•	the Merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the Merger will be consummated and the merger consideration will be paid to holders of the Shares (other than the Excluded Shares and Dissenting Shares) and holders of ADSs (other than ADSs representing the Excluded Shares).

The Buyer Group did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions, or business risks inherent in a competitive market) and therefore, in its view, is not a relevant measure in the determination as to the fairness of the Merger. The Buyer Group notes, however, that the merger consideration of US$3.50 per ADS or US$0.70 per Share, is substantially higher than the net book value per Share of US$0.38 as of September 30, 2020 (based on 414,782,874 outstanding Shares as of that date).

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In its consideration of the fairness of the Merger, the Buyer Group did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for Unaffiliated Security Holders due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup, since it considered the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Buyer Group intends that the Company will continue to operate its business following the Merger.

The Buyer Group did not seek to establish a pre-merger going concern value for the Shares and ADSs to determine the fairness of the merger consideration to Unaffiliated Security Holders because following the Merger the Company will have a significantly different capital structure. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the ADSs, the merger consideration represented a premium to the going concern value of the Company.

Members of the Buyer Group are not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to (a) a merger or consolidation of the Company with or into another company, or vice versa, (b) a sale or other transfer of all or a substantial part of the Company’s assets, or (c) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

The foregoing discussion of the information and factors considered and given weight by the Buyer Group in connection with its evaluation of the substantive and procedural fairness of the Merger to Unaffiliated Security Holders is not intended to be exhaustive, but is believed to include all material factors considered by the Buyer Group. The Buyer Group found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders. Rather, the Buyer Group made the fairness determinations after considering all of the foregoing as a whole.

Between December 29, 2020 and January 6, 2021, Bilibili acquired in the open market a total of 83,174 ADSs (representing 415,870 Class A Ordinary Shares) in multiple transactions at a price between US$2.87 and US$2.99 per ADS. The Company repurchased Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) as set forth under the heading titled “Transactions in the Shares and ADSs” of this Transaction Statement. Other than the foregoing transactions, the Buyer Group is not aware of any purchase of ADSs by members of the Buyer Group or their affiliates during the past two years.

The Buyer Group did not consider purchase prices paid for ADSs by Bilibili or the Company in any of the foregoing transactions because (i) those transactions were related to purchases of ADSs in open market transactions at prevailing market prices or through privately negotiated transactions, including block trades, (ii) the average purchase price per ADS paid by the Company in its foregoing repurchases in the second, third and fourth quarters of 2020 ranged from US$2.5485 to US$3.4064, lower than the Per ADS Merger Consideration, and (iii) the purchase price per ADS paid by Bilibili in its foregoing acquisitions was between US$2.87 and US$2.99 per ADS, lower than the Per ADS Merger Consideration.

The Buyer Group believes that the Merger is procedurally fair to Unaffiliated Security Holders, notwithstanding the fact that they will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, in view of (i) the Special Committee’s approval of the terms of the Merger Agreement and the Plan of Merger; (ii) the fact that the Merger Agreement, the Plan of Merger and the consummation of the Transactions have been approved by the Board (other than the Founders and Mr. Pen Hung Tung affiliated with Alibaba, who recused themselves from the board meeting on February 2, 2021 and abstained from voting); (iii) the fact that no shareholder vote is required for a short-form merger, such as the Merger, under the Cayman Islands Companies Act; and (iv) the fact that the Special Committee received an opinion from Duff & Phelps regarding the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs representing the Excluded Shares).

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Certain Financial Projections

Other than to provide, in its regular press releases reporting results for the previous fiscal quarter, estimates of certain financial results expected for the then current fiscal quarter, the Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings, or financial condition. However, the Company’s management prepared the December 16 Financial Projections, which was later amended and superseded by the Updated Financial Projections for the fiscal years ending March 31, 2021 through March 31, 2026 (the “Management Projections”) in connection with Duff & Phelps’ financial analyses of the Merger. The Management Projections, which were based on the management of the Company’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use by the Special Committee and for use by Duff & Phelps in its financial analysis.

The inclusion of the Management Projections should not be regarded as an indication that the Company, the Board, the Special Committee, or Duff & Phelps considered, or now considers, the Management Projections to be a reliable prediction of future results. No person has made or makes any representation or warranty to any person, including any shareholder of the Company, regarding the information included in the Management Projections.

The Management Projections were prepared by the Company’s management in January 2021 based on certain assumptions that management then believed to be potentially achievable. Although the Management Projections were prepared in good faith by the Company’s management, no assurance can be made regarding future events and actual results may be significantly higher or lower than forecasted by the Management Projections. The Management Projections also reflect assumptions as of their respective time of preparation as to certain business decisions that are subject to change. Although presented with numerical specificity, the Management Projections are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry, economic, business performance, tax, regulatory, geopolitical, market, and financial conditions and the factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company’s control. Such assumptions include, primarily, that (a) the Company’s product sales business will gradually recover starting from FY2022; (b) the Company will focus on service model and prioritize third-party products; (c) the Company will continue to rely on other platforms such as Weibo, Taobao, etc. to promote and facilitate its sales; and (d) the Company will be able to increase the number of influenced KOLs and the number of brands that the Company cooperates with. The Company’s management also assumed that the overall economy in China will remain stable, and that there will be no material change in competition affecting the Company. The Management Projections also assume that the Company would continue to operate as a standalone company and do not reflect any impact of the Proposed Transaction. Furthermore, the Management Projections do not take into account any failure of the Merger to be completed and should not be viewed as reflective of management’s expectations under those circumstances. In addition, because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized, or that actual results will not be significantly higher or lower than projected results. The Management Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

Except to the extent required by law, the Company does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate. None of the Company or its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that projected results will be achieved.

The Management Projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding financial projections and forecasts, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts. Neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in the Management Projections and, accordingly, neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.

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The following tables set forth, respectively, (i) the December 16 Financial Projections prepared by the Company’s management and reviewed by Duff  & Phelps and the Special Committee at the Special Committee meeting on December 17, 2020 and (ii) the Management Projections delivered by our management to Duff & Phelps on January 26, 2021, which were considered by the Special Committee in connection with its analysis of the Merger and Duff  & Phelps in connection with its financial analyses and delivery of its opinion. The differences between the December 16 Financial Projections and the Updated Financial Projections were (i) that financial projections of 2021E were updated by the management with the actual financial results of three months ended December 31, 2020; and (ii) that total operating expenses of 2022E-2026E were changed due to the recalculation of depreciation and amortization led by the differences in book values of fixed assets and intangible assets for three months ended December 31, 2020.

January 26, 2021	Management Projections Fiscal Year Ended March 31,
	2021E	2022E	2023E	2024E	2025E	2026E

	(in RMB thousand except percentage)
Total net revenue	1,161,566	1,563,884	2,005,776	2,380,731	2,683,778	2,862,922

Total cost of revenue	(719,914)	(945,046)	(1,216,592)	(1,448,189)	(1,633,784)	(1,742,989)

Gross Profit	441,652	618,838	789,184	932,542	1,049,994	1,119,932
% margin	38%	40%	39%	39%	39%	39%
Total operating expenses	(597,788)	(605,854)	(703,530)	(790,392)	(859,714)	(904,732)
Operating income	(156,136)	12,985	85,654	142,150	190,279	215,200
% margin	-13%	1%	4%	6%	7%	8%

EBITDA	(126,025)	33,718	111,388	171,479	224,608	249,529
% margin	-11%	2%	6%	7%	8%	9%
Net income	(143,204)	16,205	75,099	115,971	150,210	168,900
% margin	-12%	1%	4%	5%	6%	6%

December 16, 2020	December 16 Financial Projections Fiscal Year Ended March 31,
	2021E	2022E	2023E	2024E	2025E	2026E

	(in RMB thousand except percentage)
Total net revenue	1,182,399	1,563,884	2,005,776	2,380,731	2,683,778	2,862,922

Total cost of revenue	(714,708)	(945,046)	(1,216,592)	(1,448,189)	(1,633,784)	(1,742,989)

Gross Profit	467,692	618,838	789,184	932,542	1,049,994	1,119,932
% margin	40%	40%	39%	39%	39%	39%
Total operating expenses	(578,291)	(610,281)	(707,957)	(789,168)	(858,490)	(903,508)
Operating income	(110,600)	8,558	81,227	143,374	191,503	216,424
% margin	-9%	1%	4%	6%	7%	8%

EBITDA	(84,753)	33,718	111,388	171,479	224,608	249,529
% margin	-7%	2%	6%	7%	8%	9%
Net income	(95,683)	13,770	71,779	116,889	151,128	169,818
% margin	-8%	1%	4%	5%	6%	6%

Duff & Phelps, as the Special Committee’s financial advisor, reviewed with the Special Committee certain financial analyses that were based, in part, on the Management Projections summarized above. For additional information regarding the analyses by the Special Committee’s financial advisor, see “Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Board, dated as of February 2, 2021” filed as Exhibit (c)(2) to this Transaction Statement and “Special Factors—Opinion of the Special Committee’s Financial Advisor.”

The Management Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” of this Transaction Statement and “Item 3. Key Information—Risk Factors” included in the Company’s Annual Report, which is incorporated by reference into this Transaction Statement.

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Opinion of the Special Committee’s Financial Advisor

Pursuant to an engagement letter dated December 1, 2020 (the “D&P Engagement Letter”), the Special Committee engaged Duff & Phelps to serve as its independent financial advisor and to deliver a fairness opinion in connection with the Merger. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, underwritings and private placements of securities, and other investment banking services.

At the meeting of the Special Committee on February 2, 2021, Duff & Phelps rendered its oral opinion (which was subsequently confirmed in writing by delivery of its written opinion later on the same date) to the Special Committee that, as of such date and based upon and subject to the factors, assumptions, and limitations set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), in the Merger are fair, from a financial point of view, to such holders. No limitations were imposed by the Special Committee upon Duff & Phelps with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of Duff & Phelps, dated February 2, 2021, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is incorporated as Exhibit (c)(1) to this Transaction Statement and is incorporated herein by reference in its entirety. The summary of the opinion of Duff & Phelps set forth in this Transaction Statement is qualified in its entirety by reference to the full text of such opinion. The shareholders of the Company are urged to read the opinion in its entirety. Duff & Phelps’ opinion is addressed to the Special Committee (in its capacity as such), and is directed only to the fairness, from a financial point of view, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares). The Per ADS Merger Consideration and the Per Share Merger Consideration were determined through arms-length negotiations between the Special Committee and its advisors on the one hand, and the Buyer Group and its advisors on the other hand, and were approved by the Special Committee and then the Board, and Duff & Phelps did not recommend any specific amount of consideration for the Merger or that any specific amount of consideration constituted the only appropriate consideration for the Merger. Duff & Phelps has consented to the inclusion of its opinion in its entirety and the description thereof in this Transaction Statements and any other filing the Company is required to make with the SEC in connection with the Merger if such inclusion is required by applicable law.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	reviewed the Company’s annual reports and audited financial statements on Form 20-F filed with the SEC for the fiscal years ended March 31, 2017 through March 31, 2020 and the Company’s unaudited interim financial statements for the nine months ended December 31, 2018 and December 31, 2019 included in the Company’s Form 6-K filed with the SEC;

•	reviewed the Company’s unaudited interim financial statements for the nine months ended December 31, 2020, provided by the management of the Company;

•	reviewed the Company’s unaudited segment financial information for the years ended March 31, 2017 through March 31, 2020 and for the nine months ended December 31, 2018, December 31, 2019 and December 31, 2020, each provided by the management of the Company;

•	reviewed the December 16 Financial Projections and the Updated Financial Projections, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis;

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•	reviewed other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

•	reviewed a letter dated January 29, 2021 from the management of the Company, which made certain representations as to certain historical financial statements for the Company and the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”);

•	reviewed a draft of the Merger Agreement dated February 1, 2021;

•	reviewed a draft of the Rollover Agreement dated February 1, 2021;

•	reviewed drafts of other Transaction Documents dated February 1, 2021;

•	discussed the information referred to above and the background and other elements of the Merger with the management of the Company;

•	discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

•	reviewed the historical trading price and trading volume of the ADSs, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Merger, Duff & Phelps, with the Company’s and the Special Committee’s consent:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

•	relied upon the fact that the Special Committee, the Board and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;

•	assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including, without limitation, the Management Projections, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions;

•	assumed that the information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Merger;

•	assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, businesses, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

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•	assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Merger Agreement, without any material amendments thereto or any waivers of any terms or conditions thereof; and

•	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, Duff & Phelps’ opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Duff & Phelps prepared its opinion effective as of February 2, 2021. Its opinion was necessarily based upon the information made available to Duff & Phelps as of the date thereof and market, economic, financial and other conditions as they existed and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date thereof. The credit, financial and stock markets have been experiencing unusual volatility and Duff & Phelps expresses no opinion or view as to any potential effects of such volatility on the Company or the Merger.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger (other than its participation in the negotiation of the Per Share Merger Consideration or Per ADS Merger Consideration), and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Shares or ADSs (or anything else) after the announcement or the consummation of the Merger. Duff & Phelps’ opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. The issuance of Duff & Phelps’ opinion was approved by an authorized fairness opinion committee of Duff & Phelps.

In rendering its opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Per Share Merger Consideration or Per ADS Merger Consideration, or with respect to the fairness of any such compensation.

Duff & Phelps’ opinion was furnished for the use and benefit of the Special Committee in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent, except that a copy of its opinion may be provided to the Board and included in the filings with the SEC in relation to the Merger. Duff & Phelps’ opinion (i) does not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the Merger; (iii) is not a recommendation as to how the Special Committee, the Board or any other person (including holders of the Shares or ADSs) should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction; and (iv) does not indicate that the Per Share Merger Consideration or Per ADS Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Per Share Merger Consideration and Per ADS Merger Consideration are within a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

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Duff & Phelps’ opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with the opinion shall be limited in accordance with the terms set forth in the D&P Engagement Letter. Duff & Phelps’ opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the D&P Engagement Letter.

Summary of Financial Analysis

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Exhibit (c)(1) to this Transaction Statement. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows attributable to the Company for the fiscal years ending March 31, 2021 through March 31, 2026, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to shareholders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections, which are described in this Transaction Statement in the section titled “Special Factors—Certain Financial Projections.” The costs associated with the Company being a publicly listed company, as provided by the management of the Company, were excluded from the financial projections because such costs would likely be eliminated as a result of the Merger.

Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2026 (the “Terminal Value”) using a perpetuity growth formula assuming a 4.50% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. Duff & Phelps used discount rates ranging from 13.00% to 15.00%, reflecting Duff & Phelps’ estimate of the Company’s weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Company’s weighted average cost of capital by estimating the weighted average of the Company’s cost of equity (derived using the capital asset pricing model) and the Company’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB1,040 million to RMB1,320 million.

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Selected Public Companies and Merger and Acquisition Transactions Analyses

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies utilized for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions utilized for comparative purposes in the following analysis were not directly comparable to the Merger. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and selected merger and acquisition transactions analysis is subject to certain limitations.

Selected Public Companies Analysis

Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in E-commerce industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The ten companies included in the selected public company analysis in the E-commerce industry were:

Foreign E-Commerce Platform	• Wayfair Inc.
• Farfetch Limited
• ZOZO, Inc.
• Global Fashion Group S.A.
• Revolve Group, Inc.
• The RealReal, Inc.

Chinese E-Commerce Platform	• Vipshop Holdings Limited
• Baozun Inc.
• Yunji Inc.
• MOGU Inc.

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2020, 2021 and 2022 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the Company’s fiscal year ends for which information was available. Data related to the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) were adjusted for purposes of this analysis to eliminate public company costs and non-recurring income (expenses) and include share-based compensation.

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Due to the limited comparability of the selected public companies’ financial metrics relative to the Company, rather than applying a range of selected multiples from a review of the public companies, Duff & Phelps reviewed various valuation multiples for the Company implied by the valuation range determined from the discounted cash flow analysis in the context of the Company’s relative size, growth in revenue and profits, profit margins, capital spending and other characteristics that it deemed relevant.

	REVENUE GROWTH					EBITDA GROWTH					EBITDA MARGIN
	3-YR CAGR(3)	LTM(4)	2020	2021	2022	3-YR CAGR(3)	LTM(4)	2020	2021	2022	3-YR AVG	LTM(4)	2020	2021	2022
Foreign E-Commerce Platform
Wayfair Inc.	39.2%	51.1%	55.8%	12.3%	19.3%	NM	NM	NA	-28.5%	40.8%	-5.4%	1.7%	6.1%	3.9%	4.6%
Farfetch Limited	61.6	81.7	61.4	35.2	26.6	NM	NM	NA	NA	NA	-24.3	-20.8	-20.4	-6.5	0.4
ZOZO, Inc.	18.0	17.9	13.4	9.0	5.9	2.6%	69.7%	44.7%	5.8	9.0	27.3	31.8	30.7	29.8	30.7
Global Fashion Group S.A.	14.9	10.3	-1.7	12.9	16.8	NM	NM	NA	373.5	74.8	-8.0	-3.1	0.6	2.6	3.9
Revolve Group, Inc.	24.4	1.1	-4.2	18.8	17.7	88.6	20.3	17.0	16.8	36.9	7.9	10.5	10.8	10.6	12.3
The RealReal, Inc.	NA	5.0	-3.3	35.3	26.2	NM	NM	NA	NA	NA	-30.2	-41.9	-39.4	-20.9	-9.4
Group Median	24.4%	14.1%	5.8%	15.8%	18.5%	45.6%	45.0%	30.8%	11.3%	38.8%	-6.7%	-0.7%	3.4%	3.3%	4.2%

Chinese E-Commerce Platform
Vipshop Holdings Limited	18.0%	6.3%	8.7%	16.4%	10.4%	21.1%	42.4%	10.4%	24.8%	18.7%	5.2%	7.1%	7.0%	7.6%	8.1%
Baozun Inc.	29.0	23.8	23.6	30.3	20.6	63.4	20.8	45.2	36.0	35.2	7.6	7.6	8.9	9.2	10.4
Yunji Inc.	108.7	-51.4	-40.8	12.0	17.4	NM	NM	NA	NA	NA	-1.7	-2.7	-2.3	-1.2	-0.9
MOGU Inc.	-9.0	-38.6	-13.4	34.9	33.0	NM	NM	NA	NA	NA	-39.6	-33.2	-22.2	-25.4	-9.1
Group Median	23.5%	-16.2%	-2.4%	23.4%	19.0%	42.2%	31.6%	27.8%	30.4%	27.0%	1.8%	2.2%	2.4%	3.2%	3.6%

Mean	33.9%	10.7%	10.0%	21.7%	19.4%	43.9%	38.3%	29.3%	71.4%	35.9%	-6.1%	-4.3%	-2.0%	1.0%	5.1%
Median	24.4%	8.3%	3.5%	17.6%	18.5%	42.2%	31.6%	30.8%	20.8%	36.1%	-3.5%	-0.5%	3.4%	3.3%	4.2%

Ruhnn Holding Limited (2)	30.9%	-11.7%	-10.4%	34.6%	28.3%	NM	NM	NM	NM	173.2%	-4.5%	-3.1%	-3.6%	2.9%	6.1%

	ENTERPRISE VALUE AS A MULTIPLE OF
	LTM(4) EBITDA	2020 EBITDA	2021 EBITDA	2022 EBITDA	LTM(4) EBIT	2020 EBIT	2021 EBIT	2022 EBIT	LTM(4) Revenue	2020 Revenue	2021 Revenue	2022 Revenue
Foreign E-Commerce Platform
Wayfair Inc.	NM	34.9	48.9	34.7	NM	53.0	115.8	75.5	2.34	2.14	1.91	1.60
Farfetch Limited	NM	NM	NM	NM	NM	NM	NM	NM	15.01	13.81	10.21	8.07
ZOZO, Inc.	19.2	19.9	18.8	17.2	20.6	21.3	20.1	18.4	6.11	6.10	5.60	5.28
Global Fashion Group S.A.	NM	NM	51.5	29.5	NM	NM	NM	NM	1.48	1.51	1.34	1.15
Revolve Group, Inc.	42.3	42.3	36.2	26.5	46.0	48.4	41.0	29.7	4.47	4.56	3.84	3.26
The RealReal, Inc.	NM	NM	NM	NM	NM	NM	NM	NM	6.46	6.46	4.78	3.79
Group Median	30.8x	34.9x	42.5x	28.0x	33.3x	48.4x	41.0x	29.7x	5.29x	5.33x	4.31x	3.52x

Chinese E-Commerce Platform
Vipshop Holdings Limited	16.1	15.2	12.2	10.3	18.4	17.1	13.8	12.0	1.14	1.07	0.92	0.83
Baozun Inc.	29.3	23.1	17.0	12.6	37.4	27.8	20.3	14.7	2.22	2.05	1.57	1.30
Yunji Inc.	NM	NM	NM	NM	NM	NM	NM	NM	0.29	0.28	0.25	0.21
MOGU Inc.	NM	NM	NM	NM	NM	NM	NM	NM	1.11	0.97	0.72	0.54
Group Median	22.7x	19.2x	14.6x	11.4x	27.9x	22.4x	17.0x	13.3x	1.12x	1.02x	0.82x	0.69x

Mean	26.7x	27.1x	30.8x	21.8x	30.6x	33.5x	42.2x	30.1x	4.06x	3.89x	3.11x	2.60x
Median	24.2x	23.1x	27.5x	21.8x	29.0x	27.8x	20.3x	18.4x	2.28x	2.09x	1.74x	1.45x

Notes:

(1) ZOZO, Inc., MOGU Inc. and the Company have a fiscal year end of March 31; other companies above have a December 31 fiscal year end. Projected 2020, 2021, and 2022 metrics for ZOZO,Inc., MOGU Inc. and the Company reflect fiscal years ended March 31, 2021, March 31, 2022 and March 31, 2023, respectively; projected 2020, 2021, and 2022 metrics for other companies above reflect fiscal years ended December 31, 2020, December 31, 2021 and December 31, 2022, respectively.

(2) The Company’s financial performance metrics presented are adjusted to exclude non-recurring income and expenses and public company costs.

(3) CAGR=Compound Annual Growth Rate.

(4) LTM=Latest Twelve Months.

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Selected M&A Transactions Analysis

Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Merger and the availability of public information related to the transaction. The selected transactions indicated enterprise value to LTM revenue multiples ranging from 0.26x to 6.69x with a median of 0.68x, enterprise value to LTM EBIT multiples ranging from 11.8x to 29.3x with a median of 15.3x enterprise value to LTM EBITDA multiples ranging from 8.0x to 27.2x with a median of 9.9x.

The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although reviewed, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.

($ in millions)
Announced	Target Name	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	LTM EBIT	EBITDA Margin	EV / Revenue	EV / EBITDA	EV / EBIT
1/11/2021	Secoo Holding Limited	Management of Secoo	$356	$880	$34	$18	3.9%	0.40x	10.3x	19.7x
10/26/2020	ByNV Comércio Varejista/NV Comércio e Serviços/NV Loja Comércio/NV Logística, Transporte	Grupo de Moda SOMA S.A.	$51	NA	$5	NA	NA	NA	9.5x	NA
9/12/2019	ZOZO, Inc.	Yahoo Japan Corporation (nka:Z Holdings Corporation)	$7,435	$1,112	$274	$254	24.6%	6.69x	27.2x	29.3x
7/4/2019	Ellos Group Holding AB (publ)	FNG Nordic AB (publ)	$186	$272	$23	NA	8.5%	0.68x	8.0x	NA
5/7/2019	Hangzhou Anshe E-Commerce Company Limited	Hangzhou Yaner Enterprise Management Consulting Co., Ltd.	$40	$74	NA	NA	NA	0.53x	NA	NA
4/29/2019	Netshoes (Cayman) Limited	Magazine Luiza S.A.	$194	$461	$-54	$-69	-11.7%	0.42x	NM	NM
7/6/2017	HSN, Inc.	QVC Group (nka:Qurate Retail Group, Inc.)	$2,606	$3,503	$244	$220	7.0%	0.74x	10.7x	11.8x
6/23/2017	BBF, Inc.	HITO-Communications Holdings,Inc.	$64	$60	NA	$4	NA	1.07x	NA	15.3x
9/19/2016	Charles Vögele Holding AG	Sempione Retail AG	$211	$804	$-10	$-49	-1.3%	0.26x	NM	NM
3/24/2016	FNG Group NV (nka:FNG Roots Group)	R&S Retail Group NV (nka:FNG NV)	$261	$271	$30	$17	11.2%	0.96x	8.6x	15.1x

Mean	1.31x	12.4x	18.3x

Median	0.68x	9.9x	15.3x

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Summary of Selected Public Companies / M&A Transactions Analyses

Duff& Phelps noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Company based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections titled “Selected Public Companies Analysis” and “Selected M&A Transactions Analysis” above, respectively.

Summary of Discounted Cash Flow Analysis and Selected Public Companies / M&A Transactions Analyses

Duff & Phelps concluded that the Company’s enterprise value was within a range of RMB1,040 million to RMB1,320 million based on the analyses described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of equity value of the Company to be RMB1,778 million to RMB2,058 million by:

•	adding proceeds from exercise of options of RMB 0.7 million;

•	adding cash and cash equivalents of RMB 704 million;

•	adding long-term investments of RMB 80 million;

•	subtracting working capital deficit of RMB 46 million.

Based on the foregoing analysis, Duff & Phelps estimated the value of each ADS to range from US$3.25 to US$3.76.

Summary of Financial Analysis

Duff & Phelps noted that the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs representing the Excluded Shares) in the Merger were within the range of the per Share and ADS value indicated by its analyses.

Duff & Phelps’ opinion was only one of the many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of US$500,000, consisting of a nonrefundable retainer of US$200,000 payable upon engagement, and US$300,000 payable upon Duff & Phelps rendering the opinion at the request of the Special Committee. In addition, the Company has agreed to reimburse Duff & Phelps for all its reasonable out-of-pocket expenses (including fees of legal counsel) incurred in connection with the rendering of its opinion not to exceed US$30,000.

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No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of a transaction, including the Merger, or the conclusion reached in the opinion.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Board are aware of these fee arrangements.

Disclosure of Prior Relationships

During the two years preceding the date of Duff & Phelps’ opinion, in matters unrelated to the Transactions, Duff & Phelps has provided certain valuation services to an affiliate of the Company and received fees, expense reimbursement, and indemnification for such engagements of approximately US$35,740.

Buyer Group’s Reasons for the Merger

Under the SEC rules governing “going private” transactions, each member of the Buyer Group is deemed to be engaged in a “going private” transaction and required to express its reasons for the Merger to Unaffiliated Security Holders. The Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable the Buyer Group to acquire 100% control of the Company in a transaction in which the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) will be cashed out in exchange for US$3.50 per ADS or US$0.70 per Share, so that the Buyer Group will benefit from the rewards and bear the risks of sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the Merger will allow members of the Buyer Group which are currently shareholders of the Company to maintain a significant portion of their investment in the Company through their respective indirect ownership in Parent as described under “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group” and at the same time enable certain members of the Buyer Group to maintain their management leadership with the Company.

The Buyer Group believes that the operating environment has changed significantly since the Company’s initial public offering, and the Company faces a number of challenges in the marketplace, including, among other things:

•	there is increasing competition among KOL companies in China such as the Company;

•	the factors noted under the heading “Risk Factors” in the Company’s Annual Report incorporated by reference hereto; and

•	the recent economic uncertainties in China and expected sustained macroeconomic challenges place substantial pressure on the Company’s revenue growth, gross margin and other financial metrics.

These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Buyer Group is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business, and willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would not be effectively implemented if the Company were to continue to be publicly traded in the United States. Following the Merger, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the U.S. public market’s valuation of the Company and the emphasis on short-term period-to-period performance.

As a privately held company, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Company will no longer be required to publicly disclose a considerable amount of business information which may reduce the Company’s competitive advantage or negotiation leverage against the Company’s competitors, customers, lenders or vendors, as the case may be. The need for the management of the Company to be responsive to Unaffiliated Security Holders’ concerns and to engage in an ongoing dialogue with Unaffiliated Security Holders can distract management’s time and attention from the effective operation and improvement of the business.

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The Buyer Group decided to undertake the going private transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company, as described above. In light of the Buyer Group’s evaluation of the competitive landscape and the challenges faced by the Company as described above, including the pressure on the Company’s financial performance as a result of the recent economic slowdown in China, the Buyer Group determined that a going private transaction at this time would enable the Company to respond to these challenges more effectively and have greater flexibility to implement the Company’s strategies to focus on long-term performance. In the course of considering the going-private transaction, the Buyer Group did not consider alternative transaction structures, because the Buyer Group believed that a short-form merger under Section 233(7) of the Cayman Islands Companies Act, such as the Merger, is the most efficient way for the Buyer Group to acquire full ownership of the Company.

Effects of the Merger on the Company

Memorandum and Articles of Association; Management

The memorandum and articles of association in the form of Annex 2 to the Plan of Merger that is attached to the Merger Agreement, which in turn is attached to this Transaction Statement as Exhibit (d)(1), will be the memorandum and articles of association of the Company, as the Surviving Company, as of and after the Effective Time. In addition, directors of Merger Sub immediately prior to the Effective Time, Mr. Min Feng and Mr. Lei Sun, will become directors of the Surviving Company at the Effective Time as set out in the Plan of Merger. The executive officers of the Company immediately prior to the Effective Time will continue to be the executive officers of the Company following the completion of the Merger.

Company Privately Held; Delisting from NASDAQ; Termination of SEC Registration

The Merger is a going-private transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. After the Merger is completed, the Company will be a privately held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, ADSs will no longer be listed on NASDAQ and the Company will cease to be a publicly traded company. Following the Effective Time, the Company will file a Form 15 with the SEC, and 90 days after such filing, or such longer period as may be determined by the SEC, the registration of the Shares and ADSs under the Exchange Act will be terminated.

Primary Benefits and Detriments of the Merger

Benefits of the Merger to Unaffiliated Security Holders

Benefits of the Merger to Unaffiliated Security Holders include:

•	their receipt following the completion of the Merger of US$3.50 per ADS or US$0.70 per Share, in cash, in exchange for the cancellation of their ADSs and Shares, representing a premium of approximately 13.6% over the closing price of US$3.08 per ADS on November 24, 2020, the last trading day prior to the Company’s announcement on November 25, 2020 that the Board had received the going-private proposal, and premiums of approximately 29.1% and 30.9% to the volume-weighted average trading price of the ADSs during the last 30 days and 60 days, respectively, prior to and including November 24, 2020; and

•	the avoidance of the risk associated with any possible future decrease in the revenues, profitability, or overall value following the Merger, as well as the uncertainties and risks associated with growing existing and new businesses of the Company.

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Detriments of the Merger to Unaffiliated Security Holders

Detriments of the Merger to Unaffiliated Security Holders include:

•	they will no longer have any interest in the Company and as a result will not benefit from any possible future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•	the receipt of cash pursuant to the Merger or through the exercise of Dissenters’ Rights will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder (as defined below) of the Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Shares or ADSs in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares or ADSs. See “Special Factors—Material U.S. Federal Income Tax Consequences.”

Benefits of the Merger to the Company’s Directors and Executive Officers

Benefits of the Merger to the Company’s directors and executive officers include:

•	continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary—the Merger Agreement and the Plan of Merger—Directors’ and Officers’ Indemnification and Insurance” of this Transaction Statement;

•	the cash-out of Shares and/or ADSs held by certain of the Company’s directors and executive officers;

•	the cash-out of certain Company Options at the Option Consideration held by certain of the Company’s directors and officers;

•	the monthly compensation of US$13,000 of each member of the Special Committee in exchange for his or her services in such capacity (and, in the case of the chairperson of the Special Committee, monthly compensation of US$16,000); and

•	the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company’s Directors and Executive Officers

Detriments of the Merger to the Company’s directors and executive officers include:

•	directors and executive officers who currently hold ADSs or Shares will no longer hold those ADSs or Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•	directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

Benefits of the Merger to the Buyer Group

Benefits of the Merger to the Buyer Group include the following:

•	Parent, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

•	the Company will have more freedom to focus on long-term strategic planning;

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•	Parent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly traded company; and

•	the costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Group

Detriments of the Merger to the Buyer Group include the following:

•	it will be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future; and

•	the benefits of there being a trading market for the Company’s shares of equity capital, including the use of the Company’s publicly traded equity as currency in acquisitions or to incentivize key employees, will no longer be available.

Effect of the Merger on the Company’s Net Book Value and Net Loss

Pursuant to the Rollover Agreement, prior to the Closing, Parent will become the beneficial owner of 322,157,244 Shares, representing approximately 94.4% of the total voting power in the Company.

Upon completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. The table below sets out the direct or indirect interest in the Company’s net book value and net loss for Parent before and after the Merger, based on the historical net book value of the Company as of September 30, 2020 and net loss attributable to the Company for the quarter ended September 30, 2020.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Net loss attributable to the Company		Net Book Value		Net loss attributable to the Company
Name	US$	%	US$	%	US$	%	US$	%

	(in thousands, except percentage)
Ruhnn1106	38,273	24.2	1,111	24.2	46,023	29.1	1,336	29.1
LEIYU	18,504	11.7	537	11.7	18,504	11.7	537	11.7
YangMing	8,540	5.4	248	5.4	7,591	4.8	220	4.8
Himalaya	20,876	13.2	606	13.2	20,876	13.2	606	13.2
Shanghai Yuanqiong	11,862	7.5	344	7.5	8,382	5.3	243	5.3
Legend Entities	13,443	8.5	390	8.5	13,443	8.5	390	8.5
Shanghai Yuanze	1,898	1.2	55	1.2	1,898	1.2	55	1.2
Taobao	11,862	7.5	344	7.5	11,862	7.5	344	7.5
Eastern Bell	791	0.5	23	0.5	791	0.5	23	0.5
Suzhou Qiming	791	0.5	23	0.5	791	0.5	23	0.5
Bilibili	791	0.5	23	0.5	791	0.5	23	0.5
Profitwise	-	-	-	-	11,071	7.0	321	7.0
Shanghai Hechen	-	-	-	-	8,224	5.2	239	5.2
Shanghai Yingjun	-	-	-	-	7,750	4.9	225	4.9
Parent	-	-	-	-	158,154	100	4,590	100.0

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Plans for the Company after the Merger

After the Effective Time, the Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent. Following the completion of the Merger and the anticipated deregistration of the ADSs, the Company will no longer be subject to the Exchange Act and the compliance and reporting requirements of NASDAQ and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

The Buyer Group has advised the Company that, other than as contemplated by the Merger Agreement and the Plan of Merger or described in this Transaction Statement, it does not have any present plans or proposals that relate to or would result in any of the following:

•	an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, or relocation of any material operations;

•	sale or transfer of a material amount of assets of the Company; or

•	any other material changes in the Company’s business.

However, after the Effective Time, the Buyer Group and the Surviving Company’s management and directors will continue to evaluate the Surviving Company’s business and operations from time to time, and may propose or develop new plans and proposals, including any of the foregoing actions and any actions to address the challenges referred to under the section titled “Special Factors—Buyer Group’s Reasons for the Merger” above, in each case, which they consider to be in the best interests of the Surviving Company and its shareholders, including the possibility of relisting the Company or a substantial part of its business on another stock exchange. The Buyer Group expressly reserves the right to make any changes it deems appropriate to the operation of the Surviving Company in light of such evaluation and review as well as any future developments.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed in response to the Board’s receipt on November 25, 2020 of the Proposal from the Founders to acquire all of the outstanding Shares of the Company that the Founders and their respective affiliates did not already beneficially own. The Special Committee noted that (i) the Founders indicated in the Proposal to the Board that they were interested only in pursuing the transaction outlined in the Proposal and did not intend to sell their Shares to any third party; (ii) the Proposal had been publicly announced on November 25, 2020 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement; and (iii) the Rollover Shareholders entered into the Rollover Agreement, pursuant to which the Rollover Shareholders have irrevocably agreed to contribute their respective Shares in the Company to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that Merger Sub will directly hold 153,954,659 Class A Ordinary Shares and 168,202,585 Class B Ordinary Shares prior to the Effective Time, collectively representing approximately 94.4% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or Unaffiliated Security Holders. Since the Company’s receipt of the Proposal on November 25, 2020, the Company has not received any offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Shares, or a sufficient number of Shares to enable such third party to exercise control of or significant influence over the Company.

The Special Committee also considered the advisability of rejecting the Proposal and allowing the Company to remain as a public-traded company. However, based on the considerations set forth in “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders’ interests in the Company.

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Effects on the Company if the Merger Were Not Completed

The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) would not receive the Per ADS Merger Consideration or Per Share Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a publicly traded company and ADSs would continue to be listed and traded on NASDAQ for so long as the Company continued to meet NASDAQ’s listing requirements. Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of ADSs and the Shares. The effect of these risks and opportunities on the future value of Unaffiliated Security Holders’ ADSs and the Shares cannot be predicted with any certainty. There is also a risk that the market price of ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

If the Merger were not completed for any reason, the Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.

Financing of the Aggregate Merger Consideration and Related Expenses

See “Summary—Financing of the Merger.” Financing of the Aggregate Merger Consideration and related expenses is not a condition under the Merger Agreement to the obligations of Merger Sub and Parent to complete the Merger.

Interests of Certain Persons in the Merger

The Buyer Group and the Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of Unaffiliated Security Holders. The Special Committee and the Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.

Interests of the Buyer Group

Immediately after the completion of the Merger, the Buyer Group will beneficially own 100% of the equity interests in the Surviving Company. Each member of the Buyer Group will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could result in an increase in the value of their investments in the Company. The Buyer Group will also bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. As there will be no public trading market for the Surviving Company’s shares, members of the Buyer Group will have no certainty of any future opportunity to sell such shares at an attractive price, or that any dividend paid by the surviving company will be sufficient to recover their respective investments in the Company.

The Merger may also provide additional means to enhance shareholder value for the Buyer Group, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$1.34 million for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Group will become the indirect beneficiaries thereof. The Merger may also increase flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short term earnings comparisons, and may provide additional means for making liquidity available to the Buyer Group, such as through dividends or other distributions.

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Interests of the Company’s Directors and Executive Officers

See “Summary - Interests of the Company’s Directors and Executive Officers in the Merger.”

The table below sets forth the number of outstanding Shares beneficially owned by each director and executive officer as of the date of this Transaction Statement and the amount of cash that each such director and executive officer will receive pursuant to the Merger and the related transactions.

	Shares					Company Options
	Number of Class A Ordinary Shares		Cash Payment (US$)	Number of Class B Ordinary Shares	Cash Payment (US$)	Number of Company Options	Exercise Price (US$)	Cash Payment (US$)	Total Cash Payments (US$)
Min Feng	6,400,000	*	4,480,000	100,017,125	—	—	—	—	4,480,000
Lei Sun	—		—	48,404,750	—	—	—	—
Chao Shen	518,335		362,835	21,762,375	1,387,166	—	—	—	1,750,001
Pen Hung Tung	—		—	—	—	—	—	—	—
Ke Cheng	785,000		549,500	—	—	2,215,000	0.01	1,528,350	2,077,850
Shangzhen Li	—		—	—	—	1,000,000	0.01	690,000	690,000
Cecilia Xiaocao Xu	—		—	—	—	105,000	0.01	72,450	72,450
Junhong Qi	—		—	—	—	75,000	0.01	51,750	51,750
Tina Ying Shi	—		—	—	—	75,000	0.01	51,750	51,750
Jacky Jinbo Wang	150,000		105,000	—	—	650,000	0.01	448,500	553,500
All directors and executive offices as a Group	7,853,335		5,497,335	170,184,250	1,387,166	4,120,000	—	2,842,800	9,727,301

*	Class A Ordinary Shares held by Ruhnn Investment Limited (“Ruhnn Investment”), which is a limited liability company incorporated in the British Virgin Islands, wholly owned by Ruhnn Investment Trust. Mr. Min Feng is the sole member of the advisory committee of Ruhnn Investment Trust and can exercise voting and investment power of the Shares held by Ruhnn Investment. Mr. Min Feng may thereby be deemed to beneficially own 6,400,000 Class A Ordinary Shares owned by Ruhnn Investment.

Related Party Transactions

The information in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” from the Company’s Annual Report is incorporated by reference herein.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$1,010,000
Financial advisory fees and expenses	$530,000
Special Committee fees	$210,000
Filing fees	$7,725
Miscellaneous fees and expenses	$187,200
Total	$1,944,925

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These fees and expenses will not reduce the amount of the Aggregate Merger Consideration that will be received by the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares). The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.

Litigation Related to the Merger

The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company no longer be a publicly traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations.”

Regulatory Matters

The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws, (ii) the giving of the Plan of Merger to every registered shareholder of the Company as set out in the Merger Agreement and Plan of Merger and, in any event, prior to the Effective Time, (iii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (iv) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub, and (v) notification of the Merger being published in the Cayman Islands Government Gazette.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Merger Sub will hold more than 90% of the total voting power in the Company prior to the Effective Time pursuant to the Rollover Agreement and accordingly the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders of the constituent companies if a copy of the Plan of Merger is given to every registered shareholder of the Company. Therefore, the shareholders of the Company will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will be a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On January 28, 2021, the Court delivered the Judgment in which the Court determined that Dissenters’ Rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised Although the Judgment is subject to appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, we have determined to offer shareholders Dissenters’ Rights provided that the procedural steps as set out in the Merger Agreement and Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

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Shareholders who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, within 20 days following delivery of the Plan of Merger, a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE LISTED ON THE NASDAQ. THE SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS, APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders of the exchange of Shares or ADSs for cash pursuant to the Merger (including through the exercise of Dissenters’ Rights). This summary applies only to U.S. Holders that hold Shares or ADSs as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as in effect on the date of this Transaction Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Transaction Statement, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not sought and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences described herein. Therefore, this discussion is not binding on the IRS, and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.

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This discussion does not address any U.S. federal estate, gift, other non-income tax, or Medicare contribution tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to all taxpayers or to particular holders of the Shares or ADSs in the light of their particular investment circumstances or if they are subject to special tax rules, including (i) holders that are banks, other financial institutions, or insurance companies; regulated investment companies or real estate investment trusts; brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; or tax-exempt organizations, (ii) holders who own Shares or ADSs as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders who acquired Shares or ADSs in connection with the exercise of Company Options or otherwise as compensation for services, (iv) retirement plans, individual retirement accounts, or other tax-deferred accounts, (v) U.S. expatriates, (vi) holders who are subject to alternative minimum tax, (vii) holders who actually or constructively own 10% or more of the total combined voting power of all classes of the Shares entitled to vote or 10% or more of the total combined value of the Shares, (viii) the Buyer Group and (ix) partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

As used herein, a “U.S. Holder” is any beneficial owner of Shares (including Shares represented by ADSs) that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust which (A) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares (including Shares represented by ADSs), the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partner of a partnership holding Shares or ADSs is urged to consult its own tax advisor.

All U.S. Holders of Shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability and effect of U.S. federal, state, local, non-U.S. and other laws.

Consequences of the Merger to U.S. Holders

The receipt of cash by a U.S. Holder of Shares or ADSs pursuant to the Merger (including through the exercise of Dissenters’ Rights) will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder of Shares or ADSs will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that such U.S. Holder receives pursuant to the Merger and such U.S. Holder’s adjusted tax basis in such U.S. Holder’s Shares or ADSs. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, at the Effective Time, the U.S. Holder has held such Shares or ADSs for more than one year. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Merger is subject to limitations under the Code.

If a U.S. Holder acquired different blocks of Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Shares or ADSs.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, as described below under “Special Factors—PRC Tax Consequences,” any gain from the disposition of Shares or ADSs may be subject to PRC income tax. In such event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”) may elect to treat the gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the U.S.-PRC Tax Treaty or fails to make the election to treat any gain as PRC source, then the U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares or ADSs for cash pursuant to the Merger unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Shares or ADSs, including their eligibility for the benefits of the U.S.-PRC Tax Treaty and the availability of the foreign tax credit under their particular circumstances.

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Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) for any taxable year if either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes interest, rents, dividends, royalties and net gains from transactions relating to commodities (other than certain active business income, including gains derived by certain dealers in property). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. For U.S. federal income tax purposes, we consider ourselves to own the equity of our variable interest entity. If it is determined, contrary to our view, that we do not own the equity of our variable interest entity for U.S. federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

Based upon the manner in which the Company currently operates its business, the present composition of the Company’s income and assets and the estimated value of its assets, including goodwill, the Company does not expect to be a PFIC for its current taxable year. However, the Company’s PFIC status is an annual determination that cannot be made until after the close of the applicable taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of its assets on a quarterly basis and the character of each item of income that it earns, and is subject to uncertainty in several respects. Because the Company’s PFIC status for any taxable year will depend on the manner in which it operates its business and on the composition of its income and assets and the value of its assets from time to time (the value of which may be determined, in part, by reference to the market price of the ADSs during the relevant year, which may have fluctuated significantly), there can be no assurance that the Company will not be a PFIC for its current taxable year or that the Company was not a PFIC for any prior taxable year. Moreover, there can be no assurance that the IRS will agree with any positions taken by the Company in making this determination for any taxable year.

If the Company is or was a PFIC for any taxable year during which a U.S. Holder owned Shares or ADSs, the Company would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owned the Shares or ADSs, even if the Company ceased to meet the threshold requirements for PFIC status. If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. Holder held Shares or ADSs, and the U.S. Holder has not made a valid mark-to-market election (as discussed below), any gain recognized by a U.S. Holder on the disposition of a Share or ADS generally would be allocated ratably over such U.S. Holder’s holding period for the Shares or ADSs. The amount allocated to the taxable year of the disposition and to any year before the Company became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

If the Company is or was a PFIC for any taxable year in which a U.S. Holder held ADSs (but not Shares directly) and certain conditions relating to the regular trading of ADSs have been met in the past, a U.S. Holder of ADSs (but not Shares directly) may have been able to make a so called “mark-to-market” election with respect to its ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, if the Company is a PFIC for the taxable year of the U.S. Holder’s exchange of Shares or ADSs pursuant to the Merger, any gain recognized by the U.S. Holder pursuant to the Merger would generally be treated as ordinary income and any loss would generally be treated as ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of the Company’s subsidiaries that is or may have been a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

The Company does not intend to provide U.S. Holders with the information necessary to make a qualified electing fund election for the current taxable year which, if available, could result in a further alternative tax treatment if the Company were a PFIC. Accordingly, a qualified electing fund election will not be available to U.S. Holders.

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If the Company is or was a PFIC for any taxable year during which a U.S. Holder held Shares or ADSs, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares or ADSs, reporting any gains realized with respect to the cash received pursuant to the Merger. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the Merger to such U.S. Holder if the Company is a PFIC or has been a PFIC during any prior year in which such U.S. Holder held Shares or ADSs.

Information Reporting and Backup Withholding

Cash payments made to a holder of the Shares or ADSs pursuant to the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding at the applicable statutory rate (currently 24%). Backup withholding will not apply, however, if the holder of Shares or ADSs is a U.S. Holder who furnishes a correct taxpayer identification number (generally on IRS Form W-9) and makes any other required certification, or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Each U.S. Holder should consult its own tax advisors regarding the application of the U.S. information reporting and backup withholding rules to such holder.

All U.S. Holders of the Shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability of U.S. federal, state, local, or non-U.S. income and other tax laws.

PRC Tax Consequences

Based on the current law and practice in the PRC, the Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gains recognized on the receipt of consideration for the Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC residents.

Under the EIT Law, which took effect on January 1, 2008, and was amended on December 29, 2018, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable income tax treaties with China.

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The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for the Shares or ADSs should otherwise be subject to PRC income tax to holders of such Shares or ADSs that are not PRC residents. However, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for such Shares or ADSs would otherwise be subject to PRC tax to holders of the Shares or ADSs that are not PRC tax residents. If the PRC tax authorities were to determine that the Company should be considered a PRC resident enterprise, then gain recognized on the receipt of consideration for the Shares or ADSs by holders of Shares or ADSs who are not PRC residents could be treated as PRC source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any).

In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where nonresident enterprises indirectly transfer PRC resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident holders of Shares or ADS holders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the Merger consideration to be paid to holders of Shares or ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for the Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the Merger by the Company’s non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

Holders of the Shares or ADSs should consult their own tax advisors for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares or ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

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MARKET PRICE OF ADSs; DIVIDENDS

Market Price of ADSs

The following table sets forth the high and low sales prices for ADSs on NASDAQ under the symbol “RUHN,” for the periods indicated.

	Trading Price Per ADS (US$)
	High	Low
2019
Second Quarter	12.1400	3.0600
Third Quarter	8.3800	3.2800
Fourth Quarter	8.4000	4.3720
2020
First Quarter	9.6000	4.3900
Second Quarter	4.9050	2.4900
Third Quarter	5.0990	2.3900
Fourth Quarter	3.3800	2.2600

On November 24, 2020, the last trading day prior to the Company’s announcement on November 25, 2020 that the Board had received the Proposal, the reported closing price of ADSs on NASDAQ was US$3.08. The merger consideration of US$3.50 per ADS or US$0.70 per Share represents a premium of 13.6% over the closing price of US$3.08 per ADS on November 24, 2020 and premiums of approximately 29.1% and 30.9% to the volume-weighted average trading price of the ADSs during the last 30 days and 60 days, respectively, prior to and including November 24, 2020.

Dividends

The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future.

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SUMMARY FINANCIAL INFORMATION

The selected combined and consolidated financial information with respect to the Company set forth below is derived from the audited combined and consolidated financial statements of the Company contained in the Company’s Annual Report. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited combined and consolidated financial statements of the Company (including any related notes) contained in the Company’s Annual Report, which are incorporated by reference herein.

Selected Combined and Consolidated Statements of Operations Data

	Fiscal Year Ended March 31,
	2019	2020
	RMB	RMB	US$

	(in thousands, except share data)
Net revenues:
Product sales	942,781	992,603	140,182
Services	150,657	303,247	42,827
Total net revenues	1,093,438	1,295,850	183,009
Cost of revenues:
Cost of product sales	(683,057)	(675,494)	(95,398)
Cost of services	(68,336)	(130,647)	(18,451)
Total cost of revenue	(751,393)	(806,141)	(113,849)
Gross Profit	342,045	489,709	69,160
Operating expenses:
Fulfillment expenses	(126,850)	(134,852)	(19,045)
Sales and marketing expenses	(205,660)	(305,157)	(43,096)
General and administrative expenses	(92,005)	(167,786)	(23,696)
Other operating (loss) income, net	927	(627)	(89)
Total operating expenses	(423,587)	(607,168)	(85,748)
Loss from operations	(81,542)	(117,459)	(16,588)
Interest income	595	21,912	3,095
Interest expense	(107)	(58)	(8)
Other income, net	7,600	3,145	444
Foreign exchange gain (loss)	34	3,391	479
Loss before income taxes	(73,420)	(89,069)	(12,578)
Income tax expenses	(10,413)	8,724	1,232
Loss from equity method investees	(1,090)	—	—
Net loss	(84,923)	(97,793)	(13,810)
Less: Net income (loss) attributable to non-controlling interest	(11,677)	(5,302)	(749)
Net loss attributable to ruhnn	(73,246)	(92,491)	(13,061)
Net loss per ADS, basic and diluted (each ADS represents five ordinary shares)	(1.14)	(1.11)	(0.16)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	321,584,840	415,523,933	415,523,933
Weighted average shares used in calculating net loss per ADS:
Basic and diluted	64,316,961	83,104,787	83,104,787
Supplemental non-GAAP information:(1)
Adjusted net loss attributable to ruhnn	(73,246)	(13,554)	(1,914)
Adjusted net loss per ADS, basic and diluted	(1.14)	(0.16)	(0.02)

(1) See “Non-GAAP Financial Measures” below.

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Non-GAAP Financial Measures

We use non-GAAP measures, such as adjusted net loss attributable to ruhnn and adjusted basic and diluted net loss per ADS, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measures help identify underlying trends in our business by excluding the impact of noncash charges of amortization expense of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, and litigation costs incurred in relation to the class action. We believe that the non-GAAP financial measures provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing our performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

A reconciliation of these non-GAAP financial measures in fiscal years ended March 31, 2019 and 2020 to the nearest U.S. GAAP performance measures is provided below:

	Fiscal Year Ended March 31,
	2019	2020
	RMB	RMB	US$

	(in thousands, except share data)
Net loss attributable to ruhnn	(73,246)	(92,491)	(13,061)
Amortization expense of intangible assets in relation to exclusive cooperation rights	-	20,600	2,909
Share-based compensation expense	-	55,351	7,817
Litigation costs	-	2,986	422
Adjusted net loss attributable to ruhnn	(73,246)	(13,554)	(1,913)
Adjusted net loss per ADS (each ADS represents five ordinary shares):
Basic and diluted	(1.14)	(0.16)	(0.02)
Weighted average shares used in calculating adjusted net loss per ordinary share:
Basic and diluted	321,584,804	415,523,933	415,523,933

Selected Combined and Consolidated Balance Sheet Data

	As of March 31,
	2019	2020
	RMB	RMB	US$

	(in thousands)
Selected Combined and Consolidated Balance Sheet:
Cash and cash equivalents	89,960	718,478	101,468
Restricted cash	13,861	5,673	801
Short-term investments	-	76,450	10,797
Accounts receivable, net	29,372	60,370	8,526
Inventories	220,151	145,553	20,556
Advances to suppliers	42,145	32,628	4,608
Total current assets	428,459	1,076,464	152,025
Property and equipment, net	146,071	183,404	25,902
Intangible assets, net	104,457	82,567	11,661
Total assets	689,290	1,434,051	202,528
Accounts payable	78,061	104,822	14,804
Amounts due to related parties	574,859	18,097	2,556
Total liabilities	781,136	256,289	36,195
Total shareholders’ deficit	(91,846)	1,177,762	166,332

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TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Company

The Company announced a share repurchase program approved by its Board on June 2, 2020, under which it may repurchase up to US$15.0 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months from the date thereof. The following table sets forth information about Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) purchased by the Company during the past two years.

	Total Number of ADSs Purchased	Range of Prices Paid per ADS (US$)	Average Price Paid per ADS (US$)
First quarter 2019	—	—	—
Second quarter 2019	—	—	—
Third quarter 2019	—	—	—
Fourth quarter 2019	—	—	—
First quarter 2020	—	—	—
Second quarter 2020	459,718	3.0197-3.5864	3.2368
Third quarter 2020	799,286	2.4239-4.2535	3.4064
Fourth quarter 2020	1,126,988	2.3477-2.7358	2.5485
First quarter 2021 (through February 10, 2021)	—	—	—

Except as described above, there was no purchase of any Class A Ordinary Share or ADS by any Filing Person or any affiliate of such Filing Person during the past two years.

Prior Public Offerings

The ADSs, each representing five of the Company’s Class A Ordinary Shares, have been listed on the NASDAQ since April 3, 2019, under the symbol “RUHN.” The Company completed its initial public offering of ADSs on April 3, 2019. The Company has not made any underwritten public offering of the Company’s Shares since then.

Transactions in Prior 60 Days

Between December 29, 2020 and January 6, 2021, Bilibili acquired in the open market a total of 83,174 ADSs (representing 415,870 Class A Ordinary Shares) in multiple transactions at a price between US$2.87 and US$2.99 per ADS.

Other than the foregoing transactions and the Merger Agreement and agreements entered into in connection therewith, there have been no transactions in the Company’s Class A Ordinary Shares or ADSs during the past 60 days by us, any of the Company’s officers or directors, any of the Buyer Group members, or any person with respect to which disclosure is provided in “Schedule I—Directors and Executive Officers of Each Filing Person” or any associate or majority-owned subsidiary of the foregoing.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of the Shares as of February 10, 2021 by:

•	each of the Company’s directors and executive officers;

•	each person known to the Company to own beneficially more than 5% of the total issued and outstanding Ordinary Shares; and

•	each Filing Person, as applicable.

The calculations in the shareholder table below are based on 413,275,124 Shares issued and outstanding, comprising 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares, as of February 10, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the Shares. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this Transaction Statement, including through the exercise of any option, warrant or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of February 10, 2021
	Number	Percentage
Directors and Executive Officers
Min Feng(1)	106,417,125	25.7%
Lei Sun(2)	48,404,750	11.7%
Chao Shen(3)	22,280,710	5.3%
Pen Hung Tung	—	—
Ke Cheng	*	*
Shangzhen Li	*	*
Junhong Qi	*	*
Cecilia Xiaocao Xu	*	*
Tina Ying Shi	*	*
Jacky Jinbo Wang	*	*
Directors and executive officers as a group	182,157,585	44.1%

Principal Shareholders:
Ruhnn1106 Investment Limited(4)	100,017,125	24.2%
China Himalaya Investment Limited(5)	54,535,899	13.2%
LEIYU Investment Limited(6)	48,404,750	11.7%
YangMing Investment Limited(7)	22,280,710	5.3%
Legend Capital entities(8)	35,188,080	8.5%
Taobao China Holding Limited(9)	31,110,600	7.5%
Shanghai Yuanqiong Enterprise Management(10)	31,080,000	7.5%

Other Filing Persons:
Shanghai Yuanze Enterprise Management Co., Ltd.(11)	5,166,000	1.2%
Eastern Bell XIII Investment Limited(12)	2,074,040	0.5%
Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership) (13)	2,074,040	0.5%
Bilibili Inc.(14)	2,050,000	0.5%

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* Less than one percent of the Company’s total outstanding Shares.

(1)	Represents (i) 100,017,125 Class B Ordinary Shares held by Ruhnn1106, and (ii) 6,400,000 Class A Ordinary Shares held by Ruhnn Investment.

(2)	Represents 48,404,750 Class B Ordinary Shares held by LEIYU.

(3)	Represents 21,762,375 Class B Ordinary Shares and 518,335 Class A Ordinary Shares represented by ADSs held by YangMing.

(4)	Represents 100,017,125 Class B Ordinary Shares held by Ruhnn1106.

(5)	Represents 54,535,899 Class A Ordinary Shares held by China Himalaya Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Yi Zhang, one of our top KOLs, following the completion of the Hangzhou Dayi Minority Interest Acquisition.

(6)	Represents 48,404,750 Class B Ordinary Shares held by LEIYU.

(7)	Represents 21,762,375 Class B Ordinary Shares and 518,335 Class A Ordinary Shares represented by ADSs held by YangMing.

(8)	Represents (i) 27,340,000 Class A Ordinary Shares, and 3,700,000 Class A Ordinary Shares represented by ADSs, held by Shanghai Legend and (ii) 3,658,080 Class A Ordinary Shares, and 490,000 Class A Ordinary Shares represented by ADSs, held by Beijing Junlian.

(9)	Represents 31,110,600 Class A Ordinary Shares held by Taobao.

(10)	Represents 24,904,000 Class A Ordinary Shares, and 6,176,000 Class A Ordinary Shares represented by ADSs, held by Shanghai Yuanqiong.

(11)	Represents 2,670,000 Class A Ordinary Shares, and 2,496,000 Class A Ordinary Shares represented by ADSs, held by Shanghai Yuanze.

(12)	Represents 2,074,040 Class A Ordinary Shares held by Eastern Bell.

(13)	Represents 2,074,040 Class A Ordinary Shares held by Suzhou Qiming.

(14)	Represents 2,050,000 Class A Ordinary Shares represented by ADSs held by Bilibili.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in (i) the Company’s Annual Report, (ii) the Company’s earnings releases and unaudited financial results included as exhibits to Forms 6-K furnished by the Company to the SEC on September 14, 2020 and November 23, 2020, respectively, and (iii) as otherwise described in the Company’s filings with the SEC from time to time.

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WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. Copies of such reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The information the Company files with or furnishes to the SEC is also available free of charge on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.

You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the “Investor Relations” section of the Company’s website at https://ir.ruhnn.com. Our website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.

The opinion of Duff & Phelps, the Special Committee’s financial advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Duff & Phelps’ opinion will be made available for inspection and copying at the Company’s executive offices at the 11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, the PRC during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.

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SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

See:

“Summary” of this Transaction Statement; and

“Questions and Answers About the Merger” of this Transaction Statement.

Item 2. Subject Company Information

(a)   Name and Address

Ruhnn Holding Limited is the subject company. See “Summary—The Parties Involved in the Merger” of this Transaction Statement.

(b)   Securities

The Company is the issuer of the Shares, including the Shares represented by ADSs. ADSs are traded on the NASDAQ Global Select Market under the symbol “RUHN.” As of February 10, 2021, there are a total of 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares issued and outstanding (which, for the avoidance of doubt, exclude Shares that are held by the Company as treasury shares and Shares issued to the Depositary and reserved for issuance upon exercise or vesting of Company Options).

(c)   Trading Market and Price

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(d)   Dividends

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(e)   Prior Public Offerings

Not applicable.

(f)    Prior Stock Purchases

See:

“Transactions in the Shares and ADSs” of this Transaction Statement; and

“Special Factors—Related Party Transactions” of this Transaction Statement;

Item 3. Identity and Background of Filing Person

(a)   Name and Address

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

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(b)     Business and Background of Entities

See:

  “Summary—The Parties Involved in the Merger” of this Transaction Statement; and

  “Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(c)     Business and Background of Natural Persons

See “Schedule I—Directors and Executive Officers of Each Filing Person.”

Item 4. Terms of the Transaction

(a)(1) Material Terms

Not applicable.

(a)(2) Material Terms

See:

  “Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

  “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

  “Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

  “Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement;

  “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

  “Special Factors—Accounting Treatment of the Merger” of this Transaction Statement;

  “Special Factors—Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

  “Questions and Answers About the Merger” of this Transaction Statement; and

  Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(b)     Purchases

See:

  “Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

  “Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

  “Special Factors—Interests of the Company’s Directors and Executive Officers” of this Transaction Statement.

(c)     Different Terms

See:

  “Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

  “Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

  Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

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(d)     Appraisal Rights

  See:

  “Summary—Dissenters’ or Appraisal Rights” of this Transaction Statement;

  “Questions and Answers about the Merger—Am I entitled to Dissenters’ Rights?” of this Transaction Statement; and

  “Special Factors—Dissenters’ or Appraisal Rights” of this Transaction Statement.

  Exhibit (f)(1) to this Transaction Statement (“Dissenters’ Rights”).

  Exhibit (f)(2) to this Transaction Statement (“Section 238 of the Cayman Islands Companies Act (2021 Revision)”).

(e)     Provisions for Unaffiliated Security Holders

  None of the Filing Persons intends to grant Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for Unaffiliated Security Holders.

(f)      Eligibility for Listing or Trading

  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)     Transactions

  See:

  “Special Factors—Related Party Transactions” of this Transaction Statement; and

  “Transactions in the Shares and ADSs” of this Transaction Statement.

(b)     Significant Corporate Events

  See:

  “Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

  “Special Factors—Background of the Merger” of this Transaction Statement;

  “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

  “Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

  “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

  Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

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(c)     Negotiations or Contacts

  See:

  “Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

  “Special Factors—Background of the Merger” of this Transaction Statement;

  “Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

  “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

  Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(e)     Agreements Involving the Subject Company’s Securities

  See:

  “Summary—The Merger Agreement and Plan of Merger” of this Transaction Statement;

  “Summary—Financing of the Merger” of this Transaction Statement;

  “Special Factors—Background of the Merger” of this Transaction Statement;

  “Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

  “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

  “Transactions in the Shares and ADSs” of this Transaction Statement; and

   Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

Item 6. Purposes of the Transaction and Plans or Proposals

(b)      Use of Securities Acquired

   See:

  “Summary” of this Transaction Statement;

  “Questions and Answers about the Merger” of this Transaction Statement;

  “Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

  “Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

  “Special Factors—Plans for the Company after the Merger” of this Transaction Statement; and

  Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c)     (1)-(8) Plans

  See:

  “Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

  “Summary—Purposes and Effects of the Merger” of this Transaction Statement;

  “Summary—Financing of the Merger” of this Transaction Statement;

  “Special Factors—Background of the Merger” of this Transaction Statement;

  “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

  “Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

77

  “Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

  “Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

  “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

  Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

Item 7. Purposes, Alternatives, Reasons and Effects of the Transaction

(a)     Purposes

  See:

  “Summary—Purposes and Effects of the Merger” of this Transaction Statement;

  “Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

  “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

  “Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement.

(b)      Alternatives

  See:

  “Special Factors—Background of the Merger” of this Transaction Statement;

  “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

  “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

  “Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

  “Special Factors—Alternatives to the Merger” of this Transaction Statement; and

  “Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement.

(c)     Reasons

  See:

  “Summary—Purposes and Effects of the Merger” of this Transaction Statement;

  “Special Factors—Background of the Merger” of this Transaction Statement;

  “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

  “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

  “Special Factors—Buyer Group’s Reasons for the Merger” of this Transaction Statement;

  “Special Factors—Effects of the Merger on the Company” of this Transaction Statement; and

  “Special Factors—Alternatives to the Merger” of this Transaction Statement.

78

(d)     Effects

  See:

  “Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

  “Summary—Purposes and Effects of the Merger” of this Transaction Statement;

  “Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement;

  “Special Factors—Background of the Merger” of this Transaction Statement;

  “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

  “Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

  “Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement;

  “Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

  “Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Income” of this Transaction Statement;

  “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

  “Special Factors—Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

  “Special Factors—PRC Tax Consequences” of this Transaction Statement;

  “Special Factors—Cayman Islands Tax Consequences” of this Transaction Statement; and

  Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

Item 8. Fairness of the Transaction

(a)     (b) Fairness; Factors Considered in Determining Fairness

  See:

  “Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

  “Summary—Position of the Buyer Group as to Fairness” of this Transaction Statement;

  “Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement;

  “Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

  “Special Factors—Background of the Merger” of this Transaction Statement;

  “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

  “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” of this Transaction Statement;

  “Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

  “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

  “Special Factors—Alternatives to the Merger” of this Transaction Statement; and

  Exhibit (c)(1) to this Transaction Statement (“Opinion of Duff & Phelps as Financial Advisor”).

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(c)      Approval of Security Holders

  See:

  “Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement.

(d)     Unaffiliated Representative

  See:

  “Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement

(e)     Approval of Directors

  See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement; and

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement.

(f)      Other Offers

  Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)     Report, Opinion or Appraisal

  See:

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Duff & Phelps as Financial Advisor”).

80

(b)      Preparer and Summary of the Report, Opinion or Appraisal

  See:

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

  Exhibit (c)(1) to this Transaction Statement (“Opinion of Duff & Phelps as Financial Advisor”).

(c)     Availability of Documents

  See:

“Where You Can Find More Information” of this Transaction Statement; and

  Exhibit (c)(1) to this Transaction Statement (“Opinion of Duff & Phelps as Financial Advisor”).

Item 10. Source and Amounts of Funds or Other Consideration

(a)     Source of Funds

  See:

“Summary—Financing of the Merger” of this Transaction Statement; and

“Special Factors—Financing of the Aggregate Merger Consideration and Related Expenses” of this Transaction Statement.

(b)     Conditions

  Not applicable

(c)     Expenses

  See “Special Factors—Fees and Expenses” of this Transaction Statement.

(d)     Borrowed Funds

  Not applicable

Item 11. Interest in Securities of the Subject Company

(a)     Securities Ownership

  See:

“Summary—Share Ownership of the Company’s Directors and Executive Officers” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

(b)     Securities Transactions

  See “Transactions in the Shares and ADSs” of this Transaction Statement.

81

Item 12. The Solicitation or Recommendation

(d)      Intent to Tender or Vote in a Going-Private Transaction

  Not applicable.

(e)      Recommendations of Others

  See “Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement.

Item 13. Financial Statements

(a)      Financial Information

  The audited consolidated financial statements of the Company for the fiscal year ended March 31, 2020 and the fiscal year ended March 31, 2019 are incorporated herein by reference to the Company’s Annual Report (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the first and second quarters of fiscal year 2021 are incorporated herein by reference to the earnings releases and unaudited financial results included as exhibits to Forms 6-K furnished by the Company to the SEC on September 14, 2020 and November 23, 2020, respectively.

  See:

“Summary Financial Information” of this Transaction Statement;

“Where You Can Find More Information” of this Transaction Statement; and

  Exhibit (a)(4) (“Annual Report on Form 20-F for the fiscal year ended March 31, 2020 of the Company”) to this Transaction Statement.

(b)     Pro Forma Information

  Not applicable.

Item 14. Persons/assets Retained, Employed, Compensated or Used

(a)     Solicitations or Recommendations

  Not applicable.

(b)     Employees and Corporate Assets

  See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person.”

Item 15. Additional Information

(c)     Other Material Information

  None.

82

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Press Release issued by the Company, dated November 25, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on November 25, 2020)

(a)(2)	Press Release issued by the Company, dated December 1, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on December 1, 2020)

(a)(3)	Press Release issued by the Company, dated February 3, 2021 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on February 3, 2021)

(a)(4)	Annual Report on Form 20-F for the fiscal year ended March 31, 2020 of the Company, filed with the SEC on August 14, 2020

(b)(1)	Loan Agreement, dated February 3, 2021, by and between Vista Associates Corporation and Ruhnn1106 Investment Limited (incorporated by reference to Exhibit F of Schedule 13D/A filed with the SEC by the Founders, the Rollover Shareholders, and their respective affiliates (collectively, the “13D Filing Parties”) on February 4, 2021)

(c)(1)	Opinion of Duff & Phelps, LLC, dated as of February 2, 2021

(c)(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated as of February 2, 2021

(d)(1)	Agreement and Plan of Merger, dated as of February 3, 2021, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on February 3, 2021)

(d)(2)	Rollover Agreement, dated as of February 3, 2021, by and among Parent, Merger Sub and Rollover Shareholders (incorporated by reference to Exhibit D of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)

(d)(3)	Limited Guarantee, dated as of February 3, 2021, by Profitwise Limited in favor of the Company (incorporated by reference to Exhibit H of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)

(d)(4)	Limited Guarantee, dated as of February 3, 2021, by Ruhnn1106 Investment Limited in favor of the Company (incorporated by reference to Exhibit G of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)

(d)(5)	Limited Guarantee, dated as of February 3, 2021, by Shanghai Hechen Enterprise Management Center (Limited Partnership) in favor of the Company (incorporated by reference to Exhibit I of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)

(d)(6)	Limited Guarantee, dated as of February 3, 2021, by Shanghai Yingjun Enterprise Management Center (Limited Partnership) in favor of the Company (incorporated by reference to Exhibit J of Schedule 13D/A filed with the SEC by the 13D Filing Parties on February 4, 2021)

(f)(1)	Dissenters’ Rights.

(f)(2)	Section 238 of the Cayman Islands Companies Act (2021 Revision).

(g)	Not applicable.

83

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Date: March 4, 2021

Ruhnn Holding Limited

By:	/s/ Cecilia Xiaocao Xu
Name: Cecilia Xiaocao Xu
Title: Chairperson of the Special Committee

RUNION Holding Limited

By:	/s/ Min Feng
Name: Min Feng
Title: Director

RUNION Mergersub Limited

By:	/s/ Min Feng
Name: Min Feng
Title: Director

Min Feng

/s/ Min Feng

Ruhnn1106 Investment Limited

By:	/s/ Min Feng
Name: Min Feng
Title: Director

84

Lei Sun

/s/ Lei Sun

LEIYU Investment Limited

By:	/s/ Lei Sun
Name: Lei Sun
Title: Authorized Person

Chao Shen

/s/ Chao Shen

YangMing Investment Limited

By:	/s/ Chao Shen
Name: Chao Shen
Title: Director

China Himalaya Investment Limited

By:	/s/ Yi Zhang
Name: Yi Zhang
Title: Director

Shanghai Yuanqiong Enterprise Management Co., Ltd.

By:	/s/ Zhiyue Cao
Name: Zhiyue Cao
Title: Authorized Signatory

85

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao
Title: Authorized Signatory

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao
Title: Authorized Signatory

Shanghai Yuanze Enterprise Management Co., Ltd.

By:	/s/ Xiang Zhao
Name: Xiang Zhao
Title: Authorized Signatory

Taobao China Holding Limited

By:	/s/ Jinwei Zhang
Name: Jinwei Zhang
Title: Authorized Signatory

Eastern Bell XIII Investment Limited

By:	/s/ Junping Yin
Name: Junping Yin
Title: Director

86

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

By:	/s/ Ziping Kuang
Name: Ziping Kuang
Title: Authorized Signatory

Bilibili Inc.

By:	/s/ Rui Chen
Name: Rui Chen
Title: Director

Profitwise Limited

By:	/s/ Bainian Shou
Name: Bainian Shou
Title: Director

Shanghai Hechen Enterprise Management Center (Limited Partnership)

By:	/s/ Yi Han
Name: Yi Han
Title: Executive Partner

Shanghai Yingjun Enterprise Management Center (Limited Partnership)

By:	/s/ Ling Wang
Name: Ling Wang
Title: Executive Partner

87

Schedule I

Directors and Executive Officers of Each Filing Person

I.	Directors and Executive Officers of the Company

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Min Feng	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Founder and Chairman	China
Lei Sun	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Founder, Director and Chief Executive Officer	China
Chao Shen	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Founder and Director	China
Pen Hung Tung	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Director	China
Ke Cheng	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Director and Chief Operating Officer	China
Shangzhen Li	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Director and Vice President	China
Junhong Qi	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Independent Director	China
Cecilia Xiaocao Xu	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Independent Director	China
Tina Ying Shi	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Independent Director	China
Jacky Jinbo Wang	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Chief Financial Officer	China

During the last five years, none of the Company or any of the Company’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

88

II.	Directors and Executive Officers of Parent

The following table sets forth information regarding the directors of Parent as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Parent does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Min Feng	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Director	China

Lei Sun	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, China	Director	China

During the last five years, none of the Parent or any of the Parent’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

III.	Directors and Executive Officers of Merger Sub

The following table sets forth information regarding the directors of Merger Sub as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Merger Sub does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Min Feng	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China	Director	China

Lei Sun	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China	Director	China

During the last five years, none of the Merger Sub or any of the Merger Sub’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

89

IV.	Directors and Executive Officers of Ruhnn1106 Investment Limited

The following table sets forth information regarding the sole director of Ruhnn1106 Investment Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Ruhnn1106 Investment Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Min Feng	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China	Director of the Company	China

During the last five years, none of Ruhnn1106 Investment Limited or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

V.	Directors and Executive Officers of LEIYU Investment Limited

The following table sets forth information regarding the sole director of LEIYU Investment Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, LEIYU Investment Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Lei Sun	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China	Director of the Company	China

During the last five years, none of LEIYU Investment Limited or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VI.	Directors and Executive Officers of YangMing Investment Limited

The following table sets forth information regarding the sole director of YangMing Investment Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, YangMing Investment Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Chao Shen	11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China	Director of the Company	China

During the last five years, none of YangMing Investment Limited or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

90

VII.	Directors and Executive Officers of China Himalaya Investment Limited

The following table sets forth information regarding the sole director of China Himalaya Investment Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, China Himalaya Investment Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yi Zhang	Room 1101, Building 3, Jiatianhui, No. 1999 Xinzha Road, Jing’an District, Shanghai 200042, People’s Republic of China	Director of China Himalaya Investment Limited	China

During the last five years, none of China Himalaya Investment Limited or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

VIII.	Directors and Executive Officers of Shanghai Yuanqiong Enterprise Management Co., Ltd.

The following table sets forth information regarding the sole director and the manager of Shanghai Yuanqiong Enterprise Management Co., Ltd. as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Zhiyue Cao	Villa +16, Shanghai Hong Qiao State Guest Hotel ,1591 Hong Qiao Road, Shanghai 200336, People’s Republic of China	Director	Hong Kong
Shirley Chen	Villa +16, Shanghai Hong Qiao State Guest Hotel ,1591 Hong Qiao Road, Shanghai 200336, People’s Republic of China	Manager	China

During the last five years, none of Shanghai Yuanqiong Enterprise Management Co., Ltd. or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

IX.	Directors and Executive Officers of Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

The following table sets forth information regarding the managing director of Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership) as of the date of this Transaction Statement. As of the date of this Transaction Statement, Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership) does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Zhenxing Shao	16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China	Managing Director	China

During the last five years, none of Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership) or any of its partners, directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

91

X.	Directors and Executive Officers of Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

The following table sets forth information regarding the managing director of Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership) as of the date of this Transaction Statement. As of the date of this Transaction Statement, Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership) does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Zhenxing Shao	16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China	managing director	China

During the last five years, none of Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership) or any of its partners, directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

XI.	Directors and Executive Officers of Shanghai Yuanze Enterprise Management Co., Ltd.

The following table sets forth information regarding the sole director and the manager of Shanghai Yuanze Enterprise Management Co., Ltd. as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Xiang Zhao	708, Parkview Place, No. 2 East 4th Ring North Road, Chao Yang District, Beijing, People’s Republic of China	Director	China
Ge Jin	708, Parkview Place, No. 2 East 4th Ring North Road, Chao Yang District, Beijing, People’s Republic of China	Manager	China

During the last five years, none of Shanghai Yuanze Enterprise Management Co., Ltd. or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

92

XII.	Directors and Executive Officers of Taobao China Holding Limited

The following table sets forth information regarding the directors of Taobao China Holding Limited as of the date of this Transaction Statement. As of the date of this Transaction Statement, Taobao China Holding Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
YIP Pak Tung, Jason	c/o Alibaba Group Services Limited, 26th Floor, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R	Director	China
Michael Yuen-jen YAO	c/o Alibaba Group Services Limited, 26th Floor, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R	Director	U.S.A.
ZHANG Jinwei	c/o Alibaba Group Services Limited, 26th Floor, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R	Director	China

During the last five years, none of Taobao China Holding Limited or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

XIII.	Directors and Executive Officers of Eastern Bell XIII Investment Limited

The following table sets forth information regarding the sole director of Eastern Bell XIII Investment Limited as of the date of this Transaction Statement. As of the date of this Transaction Statement, Eastern Bell XIII Investment Limited does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Junping Yin	7C East Hope Plaza, No. 1777 Century Avenue, Pudong, Shanghai 200122, People’s Republic of China	Director	China

During the last five years, none of Eastern Bell XIII Investment Limited or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

XIV.	Directors and Executive Officers of Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

The following table sets forth information regarding the representative authorized by the executive partner of Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership) as of the date of this Transaction Statement. As of the date of this Transaction Statement, Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership) does not have any directors or executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ziping Kuang	Room 3901, Jinmao Tower, 88 Century Boulevard, Shanghai, 200121, People’s Republic of China	Representative authorized by the executive partner	China

During the last five years, none of Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership) or any of its partners, directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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XV.	Directors and Executive Officers of Bilibili Inc.

The following table sets forth information regarding the directors and executive officers of Bilibili Inc. as of the date of this Transaction Statement.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Rui Chen	c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Chairman of the Board of Directors and Chief Executive Officer	China
Yi Xu	c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Founder, Director and President	China
Ni Li	c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Vice Chairman of the Board of Directors and Chief Operating Officer	China
JP Gan	c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Independent Director	U.S.A.
Eric He	c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Independent Director	Taiwan
Feng Li	c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Independent Director	China
Guoqi Ding	c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Independent Director	Hong Kong
Xin Fan	c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Chief Financial Officer	China

During the last five years, none of Bilibili Inc. or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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XVI.	Directors and Executive Officers of Profitwise Limited

The following table sets forth information regarding sole director of Profitwise Limited as of the date of this Transaction Statement. As of the date of this Transaction Statement, Profitwise Limited does not have any directors or executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Bainian Shou	Building A, Block C, Huanglong Century Plaza, No. 1, Hangdalu, Hangzhou, People’s Republic of China	Director	Hong Kong

During the last five years, none of Profitwise Limited or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

XVII.	Directors and Executive Officers of Shanghai Hechen Enterprise Management Center (Limited Partnership)

The following table sets forth information regarding sole executive partner of Shanghai Hechen Enterprise Management Center (Limited Partnership) as of the date of this Transaction Statement. As of the date of this Transaction Statement, Shanghai Hechen Enterprise Management Center (Limited Partnership) does not have any directors or executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yi Han	West Building, No. 2218 Hunan Road, 18F, Pudong New District, Shanghai, People’s Republic of China	Executive Partner	China

During the last five years, none of Shanghai Hechen Enterprise Management Center (Limited Partnership) or any of its partners, directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

XVIII.	Directors and Executive Officers of Shanghai Yingjun Enterprise Management Center (Limited Partnership)

The following table sets forth information regarding sole executive partner of Shanghai Yingjun Enterprise Management Center (Limited Partnership) as of the date of this Transaction Statement. As of the date of this Transaction Statement, Shanghai Yingjun Enterprise Management Center (Limited Partnership) does not have any directors or executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ling Wang	West Building, No. 2218 Hunan Road, 18F, Pudong New District, Shanghai, People’s Republic of China	Executive Partner	China

During the last five years, none of Shanghai Yingjun Enterprise Management Center (Limited Partnership) or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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